UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 13, 2006

DAYBREAK OIL AND GAS, INC.

(Exact Name of Registrant as Specified in its Charter)

Washington	**000-50107**	**91-0626366**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 W. Main Ave., Suite 1012 Spokane, WA		**99201**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(509) 232-7674**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ITEM 8.01 OTHER EVENTS

On November 13, 2006 Daybreak finalized the terms of a drilling agreement with Energy Drilling Company of Natchez, Mississippi. The contract valued at $1,261,500, is for the drilling of two wells. Both well locations to be drilled are in Louisiana. The first well is the Tensas Farms et al F No. 3 in Tensas Parish and the second is the Tensas Farms et al B No. 1 in Franklin Parish. These locations are part of the Tuscaloosa Sands Project area. Drilling of the first well is expected to commence in November of this year. The second well is scheduled for December, 2006.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

d) Exhibits:

99.1   Drilling agreement with Energy Drilling Company

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Daybreak Oil and Gas, Inc.

      /s/ Terrence J. Dunne

By:_____

      Terrence J. Dunne, Chief Financial Officer

Date: November 16, 2006

Exhibit 99.1

NOTE: This form contract is a suggested guide only and use of this form or any variation thereof shall be at the sole discretion and risk of the user parties. Users of the form contract or any portion or variation thereof are encouraged to seek the advice of counsel to ensure that their contract reflects the complete agreement of the parties and applicable law. The International Association of Drilling Contractors disclaims any liability whatsoever for loss or damages which may result from use of the form contract or portions or variations thereof.

Revised July, 1998

INTERNATIONAL ASSOCIATION OF DRILLING CONTRACTORS
DRILLING BID PROPOSAL
AND
DAYWORK DRILLING CONTRACT - U.S.

TO:_____

Please submit bid on this drilling contract form for performing the work outlined below, upon the terms and for the consideration set forth, with the understanding that if the bid is accepted by_____
_____this instrument will constitute a contract between us. Your bid should be mailed or delivered not later than _____ P.M. on
_____, 20 _____ to the following address:_____

THIS AGREEMENT CONTAINS PROVISIONS RELATING TO INDEMNITY,
RELEASE OF LIABILITY, AND ALLOCATION OF RISK

THIS AGREEMENT (The "Contract ") is made and entered into on the date hereinafter set forth by and between the parties herein designated as "Operator" and "Contractor."

OPERATOR: DAYBREAK OIL AND GAS, INC.

Address: 601 WEST MAIN AVENUE, SUITE 1017

SPOKANE, WA   99201

CONTRACTOR: ENERGY DRILLING COMPANY

Address: P O BOX 905

NATCHEZ MS 39121

IN CONSIDERATION of the mutual promises, conditions and agreements herein contained and the specifications and special provisions set forth in Exhibit "A" and Exhibit "B" attached hereto and made a part hereof, Operator engages Contractor as an Independent Contractor to drill the hereinafter designated well or wells in search of oil or gas on a daywork basis.

For purposes hereof the term "daywork basis" means Contractor shall furnish equipment, labor, and perform services as herein provided, for a specified sum per day under the direction, supervision and control of Operator (inclusive of any employee, agent, consultant or subcontractor engaged by Operator to direct drilling operations). When operating on a daywork basis, Contractor shall be fully paid at the applicable rates of payment and assumes only the obligations and liabilities stated herein. Except for such obligations and liabilities specifically assumed by Contractor, Operator shall be solely responsible and assumes liability for all consequences of operations by both parties while on a daywork basis, including results and all other risks or liabilities incurred in or incident to such operations.

1. LOCATION OF WELL:

Well name	Tensas Farms et al F #3	Section 17, Township 12N, Range 10E	Tensas Parish, LA
And number:	Tensas Farms et al B #1	Section 23, Township 12N, Range 9E	Franklin Parish, LA

Parish/   Field
County:_Tensas/Franklin_____ State:_LA___ Name: -----
Well location and
land description:__See Above_____

1.1 Additional Well Locations or Areas:

Locations described above are for well and Contract identification only and Contractor assumes no liability whatsoever for a proper survey or location stake on Operator's lease.

2. COMMENCEMENT DATE:

Contractor agrees to use reasonable efforts to commence operations for the drilling of the well by the __15 th__ day of __November___,
20_06_, or _____as mutually agreed upon_____

3. DEPTH:

3.1 Well Depth: The well shall be drilled to a depth approximately ___8,300___ feet, or to the ----- formation, whichever is deeper, but the Contractor shall not be required hereunder to drill said well below a maximum depth of ___---___ feet, unless Contractor and Operator mutually agree to drill to a greater depth.

4. DAYWORK RATES:

Contractor shall be paid at the following rates for the work performed hereunder.

4.1 Mobilization: *Subject to Paragraphs 9 and 9.1,* Operator shall pay Contractor as a mobilization fee $ *23,625.00 a day plus actual trucking cost* . This sum shall be due and payable in full at the time the rig is rigged up or positioned at the well site ready to spud. Mobilization shall include: *Rig time to move in and rig up and will commence when the rig is ready to start moving to the location.*

4.2 Demobilization: *Subject to Paragraphs 9 and 9.1,* Operator shall pay Contractor as a demobilization fee *$23,625.00 per day*, provided however that no demobilization fee shall be payable if the Contract is terminated due to the total loss or destruction of the rig. Demobilization shall include: *Rig time to rig down*

4.3 Moving Rate: During the time the rig is in transit to or from a drill site, or between drill sites, commencing on _See Para. 4.1 *and 4.2* above___, Operator shall pay Contractor a sum of $_See Para. 4.1 *and 4.2* above__ per twenty-four (24) hour day.

4.4 Operating Day Rate: For work performed per twenty-four (24) hour day with ___5___ man crew the operating day rate shall be:

Depth Intervals		Without Drill Pipe		With Drill Pipe	
From	To				
0	8,300	$ _23,625.00_	per day	$ _23,625.00_	per day
		$_____	per day	$_____	per day
		$_____	per day	$_____	per day

Using Operator's drill pipe $_23,625.00_ per day.

If under the above column "With Drill Pipe" no day rates are specified, the daywork rate per twenty-four hour day when drill pipe is in use shall be the applicable daywork rate specified in the column "Without Drill Pipe" plus compensation for any drill pipe actually used at the rates specified below, computed on the basis of the maximum drill pipe in use at any time during each twenty-four hour day.

DRILL PIPE RATES PER 24-HOUR DAY

Straight Hole		Size	Grade	Directional or Uncontrollable Deviated Hole		Size	Grade
$ __N/A__ per ft.		_____	_____	N/A _____ per ft.		_____	_____
$_____ per ft.		_____	_____	_____ per ft.		_____	_____
$_____ per ft.		_____	_____	_____ per ft.		_____	_____

Directional or uncontrolled deviated hole will be deemed to exist when deviation exceeds ____5____ degrees or when the change of angle exceeds ____---____ degrees per one hundred feet _OR WHEN OPERATIONS ARE COMMENCED TO INTENTIONALLY DEVIATE THE HOLE._

Drill pipe shall be considered in use not only when in actual use, but also while it is being picked up or laid down. When drill pipe is standing in the derrick, it shall not be considered in use, provided, however, that if Contractor furnishes special strings of drill pipe, drill collars, and handling tools as provided in Exhibit "A", the same shall be considered in use at all times when on location or until released by Operator. In no event shall fractions of an hour be considered in computing the amount of time drill pipe is in use but such time shall be computed to the nearest hour, with thirty minutes or more being considered a full hour and less than thirty minutes not to be counted.

Operating rate will begin when the drilling unit is rigged up at the drilling location, or positioned over the location during marine work, and ready to commence operations; and will cease when the rig is ready to be moved off the location.

4.5 Repair Time: In the event it is necessary to shut down Contractor's rig for repairs, excluding routine rig servicing, Contractor shall be allowed compensation at the applicable daywork rate for such shut down time up to a maximum of ____4____ hours for any one rig repair job or ___24___ hours for any calendar month. Thereafter, Contractor shall be compensated at a rate of $ _zero_ per twenty-four (24) hour day. Routine rig servicing shall include, but not be limited to, cutting and slipping drilling line, changing pump or swivel expendables, lubricating rig, and _etc_____.

4.6 Standby Time Rate with Crews: $ _23,625.00_ per twenty-four (24) hour day. Standby time shall be defined to include time when the rig is shut down although in readiness to begin or resume operations but Contractor is waiting on orders of Operator or on materials, services or other items to be furnished by Operator.

4.7 Force Majeure Rate: $ _23,625.00_ per twenty-four (24) hour day for any continuous period that normal operations are suspended or cannot be carried on due to conditions of force majeure as defined in Paragraph 17 hereof. It is, however, understood that subject to Subparagraph 6.3 below, Operator can release the rig in accordance with Operator's right to direct stoppage of the work, effective when conditions permit the rig to be moved from the location.

4.8 Reimbursable Costs: Operator shall reimburse Contractor for the costs of material, equipment, work or services which are to be furnished by Operator as provided for herein but which for convenience are actually furnished by Contractor at Operator's request, plus ____10____ per cent for such cost of handling.

4.9 Revision in Rates: The rates and/or payments herein set forth due to Contractor from Operator shall be revised to reflect the change in costs if the costs of any of the items hereinafter listed shall vary by more than ___-0-____ percent from the costs thereof on the date of this Contract or by the same percent after the date of any revision pursuant to this Subparagraph:
- (a) Labor costs, including all benefits, of Contractor's personnel;
- (b) Contractor's cost of insurance premiums;
- (c) Contractor's cost of fuel, including all taxes and fees; the cost per gallon/MCF being $ _N/A_____;
- (d) Contractor's cost of catering, when applicable;
- (e) If Operator requires Contractor to increase or decrease the number of Contractor's personnel;
- (f) Contractor's cost of spare parts and supplies with the understanding that such spare parts and supplies constitute _65___ percent of the Operating Rate and that the parties shall use the U.S. Bureau of Labor Statistics Oilfield Drilling Machinery and Equipment Wholesale Price Index (Code No. 1191-02) to determine to what extent a price variance has occurred in said parts and supplies; _The base index will be September 2006 and will be subject to review starting 1/1/07 and each calendar quarter thereafter._
- (g) If there is any change in legislation or regulations in the area in which Contractor is working or other unforeseen, unusual event that alters Contractor's financial burden.

5. TIME OF PAYMENT: (See Page 5, Paragraph 25.5)

Payment is due by Operator to Contractor as follows:

5.1 Payment for mobilization, drilling and other work performed at applicable day rates, and all other applicable charges shall be due, upon presentation of invoice therefore, upon completion of mobilization, demobilization, rig release or at the end of the month in which such work was performed or other charges are incurred, whichever shall first occur. All invoices may be mailed to Operator at the address herein above shown, unless Operator does hereby designate that such invoices shall be mailed as follows:_ 601 West Main Avenue, Suite 1017, Spokane, WA 99201 _____

5.2 **Disputed Invoices and Late Payment:** Operator shall pay all invoices within ___30____ days after receipt except that if Operator disputes an invoice or any part thereof, Operator shall, within fifteen days after receipt of the invoice, notify Contractor of the item disputed, specifying the reason therefore, and payment of the disputed item may be withheld until settlement of the dispute, but timely payment shall be made of any undisputed portion. Any sums (including amounts ultimately paid with respect to a disputed invoice) not paid within the above specified days shall bear interest at the rate of ____one_____ percent or the maximum legal rate, whichever is less, per month from the due date until paid. If Operator does not pay undisputed items within the above stated time, Contractor may terminate this Contract as specified under Subparagraph 6.3.

6. TERM:

6.1 Duration of Contract: This Contract shall remain in full force and effect until drilling operations are completed on the well or wells specified in Paragraph 1 above, or for a term of _____ _N/A_____, commencing on the date specified in Paragraph 2 above.

6.2 Extension of Term: Operator may extend the term of this Contract for ___---_____ well(s) or for a period of ____---_____ by giving notice to Contractor at least __---___ days prior to completion of the well then being drilled or by _mutual agreement_____

6.3 Early Termination:

(a) By Either Party: Upon giving of written notice, either party may terminate the Contract when total loss or destruction of the rig, or a major breakdown with indefinite repair time necessitates stopping operations hereunder.

(b) By Operator: Notwithstanding the provisions of Paragraph 3 with respect to the depth to be drilled, Operator shall have the right to direct the stoppage of the work to be performed by the Contractor hereunder at any time prior to reaching the specified depth, and even though Contractor has made no default hereunder, in such event Operator shall reimburse Contractor as set forth in Subparagraph 6.4 hereof.

(c) By Contractor: Notwithstanding the provisions of Paragraph 3 with respect to the depth to be drilled, in the event the Operator shall become insolvent, or be adjudicated bankrupt, or file, by way of petition or answer, a debtor's petition or other pleading seeking adjustment of Operator's debts, under any bankruptcy or debtor's relief laws now or hereafter prevailing, or if any such be filed against Operator, or in case a receiver be appointed of Operator or Operator's property, or any part thereof, or Operator's affairs be placed in the hands of a Creditor's Committee, or, following ten days prior written notice to Operator if Operator does not pay Contractor within the time specified in Subparagraph 5.2 all undisputed items due and owing, Contractor may, at its option, elect to terminate further performance of any work under this Contract and Contractor's right to compensation shall be as set forth in Subparagraph 6.4 hereof. In addition to Contractor's right to terminate performance hereunder, Operator hereby expressly agrees to protect, defend and indemnify Contractor from and against any claims, demands and causes of action, including all costs of defense in favor of Operator, Operator's joint ventures, or other parties arising out of any drilling commitments or obligations contained in any lease, farmout agreement, or other agreement, which may be affected by such termination of performance hereunder.

6.4 Early Termination Compensation:

(a) Prior to Commencement: In the event Operator terminates this Contract prior to commencement of operations hereunder, Operator shall pay Contractor as liquidated damages, and not as a penalty a sum equal to the Standby Rate with Crews (Subparagraph 4.6) for a period of _7_____ days.

(b) Prior to Spudding: If such termination occurs after commencement of operations but prior to the spudding of the well, Operator shall pay to Contractor the sum of the following: (1) all expenses reasonably and necessarily incurred and to be incurred by Contractor by reason of the Contract and by reason of the premature termination of the work, including the expense of drilling or other crew members and supervision directly assigned to the rig; (2) ten percent (10%) of the amount of such reimbursable expenses; and (3) a sum calculated at the standby rate for all time from the date upon which Contractor commences any operations hereunder down to such date subsequent to the date of termination as will afford Contractor reasonable time to dismantle its rig and equipment provided, however, if this Contract is for a term of more than one well or for a period of time, Operator shall pay Contractor, in addition to the above, the force majeure rate, less any unnecessary labor, from that date subsequent to termination upon which Contractor completes dismantling its rig and equipment until the end of the term.

(c) **Subsequent to Spudding:** If such termination occurs after the spudding of the well, Operator shall pay Contractor (1) the amount for all applicable daywork rates and all other charges and reimbursements due to Contractor; but in no event shall such sum, exclusive of reimbursements due, be less than would have been earned for __7__ days at the applicable day rate "Without Drill Pipe" and the actual amount due for drill pipe used in accordance with the above rates; or (2) at the election of Contractor and in lieu of the foregoing, Operator shall pay Contractor for all expenses reasonably and necessarily incurred and to be incurred by reason of this Contract and by reason of such premature termination plus a lump sum of $ __N/A__ provided, however, if this Contract is for a term of more than one well or for a period of time, Operator shall pay Contractor, in addition to the above, the force majeure rate less any unnecessary labor from the date of termination until the end of the term._____

7. CASING PROGRAM:

Operator shall have the right to designate the points at which casing will be set and the manner of setting, cementing and testing. Operator may modify the casing program, however, any such modification which materially increases Contractor's hazards or costs can only be made by mutual consent of Operator and Contractor and upon agreement as to the additional compensation to be paid Contractor as a result thereof.

8. DRILLING METHODS AND PRACTICES:

8.1 Contractor shall maintain well control equipment in good condition at all times and shall use all reasonable means to prevent and control fires and blowouts and to protect the hole.

8.2 Subject to the terms hereof, and at Operator's cost, at all times during the drilling of the well, Operator shall have the right to control the mud program, and the drilling fluid must be of a type and have characteristics and be maintained by Contractor in accordance with specifications shown in Exhibit " A".

8.3 Each party hereto agrees to comply with all laws, rules, and regulations of any federal, state or local governmental authority which are now or may become applicable to that party's operations covered by or arising out of the performance of this Contract. When required by law, the terms of Exhibit " B" shall apply to this Contract. In the event any provision of this Contract is inconsistent with or contrary to any applicable federal, state or local law, rule or regulation, said provision shall be deemed to be modified to the extent required to comply with said law, rule or regulation, and as so modified said provision and this Contract shall continue in full force and effect.

8.4 Contractor shall keep and furnish to Operator an accurate record of the work performed and formations drilled on the IADC-API Daily Drilling Report Form or other form acceptable to Operator. A legible copy of said form shall be furnished by Contractor to Operator.

8.5 If requested by Operator, Contractor shall furnish Operator with a copy of delivery tickets covering any material or supplies provided by Operator and received by Contractor.

9. INGRESS, EGRESS, AND LOCATION: *(See Page 5, Para. 9.1)*

Operator hereby assigns to Contractor all necessary rights of ingress and egress with respect to the tract on which the well is to be located for the performance by Contractor of all work contemplated by this Contract. Should Contractor be denied free access to the location for any reason not reasonably within Contractor's control, any time lost by Contractor as a result of such denial shall be paid for at the applicable rate. Operator agrees at all times to maintain the road and location in such a condition that will allow free access and movement to and from the drilling site in an ordinarily equipped highway type vehicle. If Contractor is required to use bulldozers, tractors, four-wheel drive vehicles, or any other specialized transportation equipment for the movement of necessary personnel, machinery, or equipment over access roads or on the drilling location, Operator shall furnish the same at its expense and without cost to Contractor. The actual cost of repairs to any transportation equipment furnished by Contractor and its personnel damaged as a result of improperly maintained access road or location *along with additional hourly trucking charges* will be charged to Operator. Operator shall reimburse Contractor for all amounts reasonably expended by Contractor for repairs and/or reinforcement of roads, bridges and related or similar facilities (public and private) required as a direct result of a rig move pursuant to performance hereunder.

10. SOUND LOCATION:

Operator shall prepare a sound location adequate in size and capable of properly supporting the drilling rig *during all operations herein*, and shall be responsible for a conductor pipe program adequate to prevent soil and subsoil wash out. It is recognized that Operator has superior knowledge of the location and access routes to the location and must advise Contractor of any subsurface conditions or obstructions (including, but not limited to, mines, caverns, sink holes, streams, pipelines, power lines, and telephone lines) which Contractor might encounter while en route to the location or during operations hereunder. In the event subsurface conditions, *including but not limited to loss circulation, fires or blowouts,* cause a cratering or shifting of the location surface, or if seabed conditions prove unsatisfactory to properly support the rig during marine operations hereunder, and loss or damage to the rig or its associated equipment results there from, Operator shall, without regard to the other provisions of this Contract, including paragraphs *6 and* 14.1 hereof, reimburse Contractor to the extent not covered by Contractor's insurance, for all such loss or damage including payment of force majeure rate during repair and/or demobilization if applicable.

11. EQUIPMENT CAPACITY

If applicable hereunder, operations shall not be attempted where canal or water depths are in excess of _____**N/A**_____ feet, or under any other conditions which exceed the capacity of the equipment specified to be used hereunder. Contractor shall make final decision as to when an operation or attempted operation would exceed the capacity of specified equipment.

12. TERMINATION OF LOCATION LIABILITY:

When Contractor has complied with all obligations of the Contract regarding restoration of Operator's location, Operator shall thereafter be liable for damage to property, personal injury or death of any person which occurs as a result of conditions of the location and Contractor shall be relieved of such liability; provided, however, if Contractor shall subsequently reenter upon the location for any reason, including removal of the rig, any term of the Contract relating to such reentry activity shall become applicable during such period.

13. INSURANCE

During the life of this Contract, Contractor shall at Contractor's expense maintain with an insurance company or companies authorized to do business in the state where the work is to be performed or through a self-insurance program, insurance coverages of the kind and in the amounts set forth in Exhibit "A-1", insuring the liabilities specifically assumed by Contractor in Paragraph 14 of this Contract. Contractor shall, if requested to do so by Operator, procure from the company or companies writing said insurance a certificate or certificates that said insurance is in full force and effect and that the same shall not be canceled or materially changed without ten (10) days prior written notice to Operator. For liabilities assumed hereunder by Contractor, its insurance shall be endorsed to provide that the underwriters waive their right of subrogation against Operator. Operator will, as well, cause its insurer to waive subrogation against Contractor for liability it assumes and shall maintain, at Operator's expense, or shall self insure, insurance coverage of the same kind and in the same amount as is required of Contractor, insuring the liabilities specifically assumed by Operator in Paragraph 14 of this Contract. *Each party will name the other party as an additional insured for liabilities specifically assumed hereunder.*

14. RESPONSIBILITY FOR LOSS OR DAMAGE, INDEMNITY, RELEASE OF LIABILITY AND ALLOCATION OF RISK:

14.1 **Contractor's Surface Equipment:** Contractor shall assume liability at all times for damage to or destruction of Contractor's surface equipment, regardless of when or how such damage or destruction occurs, and Contractor shall release Operator of any liability for any such loss except for such loss or damage under the provisions of Paragraph 10 or Subparagraph 14.3.

14.2 **Contractor's In-Hole Equipment:** Operator shall assume liability at all times for damage to or destruction of Contractor's in-hole equipment including but not limited to, drill pipe, drill collars, and tool joints, and Operator shall reimburse Contractor for the value of any such loss or damage; the value *is hereby agreed* between Contractor and Operator as current repair cost or *if unrepairable,* __100__ percent of current new replacement cost of such equipment delivered to the well site.

14.3 **Contractor's Equipment - Environmental Loss or Damage:** Notwithstanding the provisions of Subparagraph 14.1 above, Operator shall assume liability at all times for damage to or destruction of Contractor's equipment caused by exposure to highly corrosive or otherwise destructive elements, including those introduced into the drilling fluid.

14.4 **Operator's Equipment:** Operator shall assume liability at all times for damage to or destruction of Operator's equipment, including, but not limited to, casing, tubing, well head equipment, and platform in applicable regardless of when or how such damage or destruction occurs, and Operator shall release Contractor of any liability for any such loss or damage.

14.5 **The Hole:** In the event the hole should be lost or damaged, Operator shall be solely responsible for such damage to or loss of the hole, including the casing therein. Operator shall release Contractor of any liability for damage to or loss of the hole, and shall protect, defend and indemnify Contractor from and against any and all claims, liability, and expense relating to such damage to or loss of the hole.

14.6 Underground Damage: Operator shall release Contractor of any liability for, and shall protect, defend and indemnify Contractor from and against any and all claims, liability, and expense resulting from operations under this Contract on account of injury to, destruction of, loss or impairment of any property right in or to oil, gas, or other mineral substance or water, if at any time of the act or omission causing injury, destruction, loss, impairment, said substance had not been reduced to physical possession above the surface of the earth, and for any loss or damage to any formation, strata, or reservoir beneath the surface of the earth.

14.7 Inspection of Materials Furnished by Operator: Contractor agrees to visually inspect all materials furnished by Operator before using same and to notify Operator of any apparent defects therein. Contractor shall not be liable for any loss or damage resulting from the use of materials furnished by Operator, and Operator shall release Contractor from, and shall protect, defend and indemnify Contractor from and against any such liability.

14.8 Contractor's Indemnification of Operator: Contractor shall release Operator from any liability for, and shall protect, defend and indemnify Operator, its officers, directors, employees and joint owners from and against all claims, demands, and causes of action of every kind and character, without limit and without regard to the cause or causes thereof or the negligence of any party or parties, arising in connection herewith in favor of Contractor's employees or Contractor's subcontractors or their employees, or Contractor's invites, on account of bodily injury, death or damage to property. Contractor's indemnity under this Paragraph shall be without regard to and without any right to contribution from any insurance maintained by Operator pursuant to Paragraph 13. If it is judicially determined that the monetary limits of insurance required hereunder or of the indemnities voluntarily assumed under Subparagraph 14.8 (which Contractor and Operator hereby agree will be supported either by available liability insurance, under which the insurer has no right of subrogation against the indemnities, or voluntarily self-insured, in part or whole) exceed the maximum limits permitted under applicable law, it is agreed that said insurance requirements or indemnities shall automatically be amended to conform to the maximum monetary limits permitted under such law.

14.9 Operator's Indemnification of Contractor: Operator shall release Contractor from any liability for, and shall protect, defend and indemnify Contractor, its officers, directors, employees and joint owners from and against all claims, demands, and causes of action of every kind and character, without limit and without regard to the cause or causes thereof or the negligence of any party or parties, arising in connection herewith in favor of Operator's employees or Operator's contractors or their employees, or Operator's invites other than those parties identified in Subparagraph 14.8 on account of bodily injury, death, or damage to property. Operator's indemnity under this Paragraph shall be without regard to and without any right to contribution from any insurance maintained by Contractor pursuant to Paragraph 135. If it is judicially determined that the monetary limits of insurance required hereunder or of the indemnities voluntarily assumed under Subparagraph 14.9 (which Contractor and Operator hereby agree will be supported either by available liability insurance, under which the insurer has no right of subrogation against the indemnities, or voluntarily self-insured, in part or whole) exceed the maximum limits permitted under applicable law, it is agreed that said insurance requirements or indemnities shall automatically be amended to conform to the maximum monetary limits permitted under such law.

14.10 Liability for Wild Well: Operator shall be liable for the cost of regaining control of any wild well, as well as for cost of removal of any debris, and shall release Contractor of, and Operator shall protect, defend and indemnify Contractor from and against any liability for such cost.

14.11 Pollution and Contamination: Notwithstanding anything to the contrary contained herein, except the provisions of Paragraphs 10 and 12, it is understood and agreed by and between Contractor and Operator that the responsibility for pollution and contamination shall be as follows:

(a) Unless otherwise provided herein, Contractor shall assume all responsibility for, including control and removal of, and shall protect, defend and indemnify Operator from and against all claims, demands and causes of action of every kind and character arising from pollution or contamination, which originates above the surface of the land or water from spills of fuels, lubricants, motor oils, pipe dope, paints, solvents, ballast, bilge and garbage, except unavoidable pollution from reserve pits, wholly in Contractor's possession and control and directly associated with Contractor's equipment and facilities.

(b) Operator shall assume all responsibility for, including control and removal of, and shall protect, defend and indemnify Contractor from and against all claims, demands, and causes of action of every kind and character arising directly or indirectly from all other pollution or contamination which may occur during the conduct of operations hereunder, including, but not limited to, that which may result from fire, blowout, cratering, seepage or any other uncontrolled flow of oil, gas water or other substance, as well as the use or disposition of all drilling fluids, including, but not limited to, oil emulsion, oil base or chemically treated drilling fluids, contaminate cuttings or cavings, lost circulation and fish recovery materials and fluids. Operator shall release Contractor of any liability for the foregoing.

(c) In the event a third party commits an act or omission which results in pollution or contamination for which either Contractor or Operator, for whom such party is performing work, is held to be legally liable, the responsibility therefore shall be considered, as between Contractor and Operator, to be the same as if the party for whom the work was performed had performed the same and all of the obligations respecting protection, defense, indemnity and limitation of responsibility and liability, as set forth in (a) and (b) above, shall be specifically applied.

14.12 Consequential Damages: Neither party shall be liable to the other for special, indirect or consequential damages resulting from or arising out of this Contract, including, without limitation, loss of profit or business interruptions including loss or delay of production, however same may be caused.

14.13 Indemnity Obligation: Except as otherwise expressly limited herein, it is the intent of parties hereto that all releases, indemnity obligations and/or liabilities assumed by such parties under terms of this Contract, including without limitation, Subparagraphs 14.1 through 14.12 hereof, be without limit and without regard to the cause or causes thereof (including preexisting conditions), strict liability, regulatory or statutory liability, breach of warranty (express or implied), any theory of tort, breach of contract or the negligence of any party ***specifically including, but not limited to, indemnified parties*** whether such negligence be sole, joint or concurrent, active or passive. The indemnities, and releases and assumptions of liability extended by the parties hereto under the provisions of Paragraph 14 shall inure to the benefit of the parties, their parent, holding and affiliated companies and their respective officers, directors, employees, agents and servants. The terms and provision of Subparagraphs 14.1 through 14.12 shall have no application to claims or causes of action asserted against Operator or Contractor by reason of any agreement of indemnity with a person or entity not a party hereto

15. AUDIT:

If any payment provided for hereunder is made on the basis of Contractor's costs, Operator shall have the right to audit Contractor's books and records relating to such costs. Contractor agrees to maintain such books and records for a period of two (2) years from the date such costs were incurred and to make such books and records available to Operator at any reasonable time or times within the period.

16. NO WAIVER EXCEPT IN WRITING:

It is fully understood and agreed that none of the requirements of this Contract shall be considered as waived by either party unless the same is done in writing, and then only by the persons executing this Contract, or other duly authorized agent or representative of the party.

17. FORCE MAJEURE:

Except for the duty to make payments hereunder when due, and the indemnification provisions under this Contract, neither Operator nor Contractor shall be responsible to the other for any delay, damage or failure caused by or occasioned by a Force Majeure Event. As used in this Contract, "Force Majeure Event" includes: acts of God, action of the elements, warlike action, insurrection, revolution or civil strife, piracy, civil war or hostile action, strikes, differences with workmen, acts of public enemies, federal or state laws, rules and regulations of any governmental authorities having jurisdiction in the premises or of any other group, organization or informal association (whether or not formally recognized as government), inability to procure material, equipment or necessary labor in the open market, acute and unusual labor or material or equipment shortages, or any other causes (except financial) beyond the control of either party. Neither Operator nor Contractor shall be required against its will to adjust any labor or similar disputes except in accordance with applicable law. In the event that either party hereto is rendered unable, wholly or in part, by any of these causes to carry out its obligation under this Contract, it is agreed that such party shall give notice and details of Force Majeure in writing to the other party as promptly as possible after its occurrence. In such cases, the obligations of the party giving the notice shall be suspended during the continuance of any inability so caused except that Operator shall be obligated to pay to Contractor the Force Majeure Rate provided for in Subparagraph 4.7 above.

18. GOVERNING LAW:

This Contract shall be construed, governed, interpreted, enforced and litigated, and the relations between the parties determined in accordance with the laws of Louisiana.

19. INFORMATION CONFIDENTIAL:

Upon written request by Operator, information obtained by Contractor in the conduct of drilling operations on this well, including, but not limited to, depth, formations penetrated, the results of coring, testing, and surveying, shall be considered confidential and shall not be divulged by Contractor or its employees, to any person, firm or corporation other than Operator's designated representatives.

20. SUBCONTRACTS BY OPERATOR:

Operator may employ other contractors to perform any of the operations or services to be provided or performed by it according to Exhibit "A".

21. ATTORNEY'S FEES:

If this Contract is placed in the hands of an attorney for collection of any sums due hereunder, or suit is brought on same, or sums due hereunder are collected through bankruptcy or arbitration proceedings, then the prevailing party ***to any such action*** shall be entitled to recover reasonable attorney's fees and costs.

22. CLAIMS AND LIENS:

Contractor agrees to pay all valid claims for labor, material, services, and supplies to be furnished by Contractor hereunder, and agrees to allow no lien by such third parties to be fixed upon the lease, the well, or other property of the Operator or the land upon which said well is located.

23. ASSIGNMENT:

Neither party may assign this Contract without the prior written consent of the other, and prompt notice of any such intent to assign shall be given to the other party. In the event of such assignment, the assigning party shall remain liable to the other party as a guarantor of the performance by the assignee of the terms of this Contract. If any assignment is made that materially alters Contractor's financial burden, Contractor's compensation shall be adjusted to give effect to any increase or decrease in Contractor's operating costs.

24. NOTICES AND PLACE OF PAYMENT:

Notices, reports, and other communications required or permitted by this Contract to be given or sent by one party or the other shall be delivered by hand, mailed, or telecopied to the address herein above shown. All sums payable hereunder to Contractor shall be payable at its address herein above shown unless otherwise specified herein.

25. SPECIAL PROVISIONS:

9.1   If Contractor's rig is ready to begin mobilization, but is delayed due to weather, holidays, waiting on trucks, highway permits, etc. or if Contractor is delayed from moving off of Operator's location due to right of ingress, egress or location conditions, then Contractor will be paid the Standby Dayrate for such lost rig time.

25.1   Prior to drilling any directional hole, Operator will provide Contractor with the directional plan. Contractor's drill string will not be used in any wellbore that would expose said drilling string to excessive fatigue stress factors as described in API-RP7G Section 8 (Limitations related to hole deviation). If drilling a horizontal well, Contractor's drill pipe will not be used below the kick off point.

25.2   Daywork rates shall be increased $1000.00 per day during operations utilizing oil base mud or corrosive completion fluids such as KCL over 3% by weight, Calcium Chloride or other salt saturated products. Operator will reimburse Contractor for providing Contractor's personnel with all protective clothing and necessary safety equipment. Operator will also reimburse Contractor for drill crew and rig toolpusher per diem of $30.00 per man per day when said fluids are in use. Operator shall be responsible for steam cleaner rental, disposal of waste and any extra labor, trucking and sufficient rig time at the standby dayrate to clean the rig.

25.3   Due to unstable labor cost, dayrates are subject to change if Contractor must increase wages to stay competitive.

25.4   Operator shall be considered the statutory employer of all employees of Contractor and Contractor's subcontractors and/or agents.

25.5   Five days prior to moving on the first well an escrow account will be funded by Operator in the amount of __44__ days of operating dayrate plus the cost of trucking estimated to be $222,000.00 ($130,000.00 + $92,000.00). If dayrate operations reach __17__ days on either well, then Operator agrees, on an ongoing basis, to add sufficient monies to the escrow account so that the total of the escrow account for each well always equals the actual dayrate incurred to date, plus the estimated remaining dayrate days plus five days.

26. ACCEPTANCE OF AGREEMENT:

The foregoing Contract is agreed to and accepted by Operator this __26th__ day of __October__, 20__06__.

Operator   **DAYBREAK OIL AND GAS, INC.**

By   _Thomas C. Kilbourne_

Title   _Treasurer_

The foregoing Contract is accepted by undersigned as Contractor this __25th__ day of __October__ 20__06__ which is the effective date of this agreement, subject to rig availability, and subject to all of its terms and provisions, with the understanding that unless said Contract is thus executed by Operator within __3__ days of the above date Contractor shall be in no manner bound by its signature thereto.

Contractor   **ENERGY DRILLING COMPANY**

By   _[signature]_

Title   **Pat Burns, Jr., General Manager**


EXHIBIT "A"


To Daywork Contract dated __October 25__ , 20__06__ .

Operator:__DAYBREAK OIL AND GAS, INC.__   Contractor:___ENERGY DRILLING COMPANY__

Well Name & Number __Tensas Farms et al F #3 and Tensas Farms et al B #1__


SPECIFICATIONS AND SPECIAL PROVISIONS


1. CASING PROGRAM (See Paragraph 7)

	Hole Size	Casing Size	Weight	Grade	Approximate Setting Depth	Wait on Cement Time
Conductor	PER ____ in.	____ in.	____ lbs/ft.	____	____ ft,	____ hrs.
Surface	OPERATOR	____ in.	____ lbs/ft.	____	____ ft.	____ hrs.
Protection	SPECS ____ in.	____ in.	____ lbs/ft.	____	____ ft.	____ hrs.
	____ in.	____ in.	____ lbs/ft.	____	____ ft.	____ hrs.
Production	____ in.	____ in.	____ lbs/ft.	____	____ ft.	____ hrs.
Liner	____ in.	____ in.	____ lbs/ft.	____	____ ft.	____ hrs.
____	____ In.	____ in.	____ lbs/ft.	____	____ ft.	____ hrs.

2. MUD CONTROL PROGRAM (See Subparagraph 8.2)

Depth Interval (ft) From	To	Type Mud	Weight (lbs./gal.)	viscosity (Secs)	Water Loss (cc)
__PER OPERATOR SPECIFICATIONS__					

Other mud specifications:_____

_____

_____

3. INSURANCE(See Paragraph 13) and Exhibit "A-1"

3.1   Adequate Workers' Compensation Insurance complying with State Laws applicable or Employers' Liability Insurance with limits of _ $ 1 Million ____ covering all of Contractor's employees working under this Contract.

3.2   Commercial (or Comprehensive) General Liability Insurance, including contractual obligations as respects this Contract and proper coverage for all other obligations assumed in this Contract. The limit shall be $__1 Million__ combined single limit per occurrence for Bodily Injury and Property Damage.

3.3   Automobile Public Liability Insurance with limits of $____1 Million__ for the death or injury of each person and $ _1 Million_ for each accident; and Automobile Public Liability Property Damage Insurance with limits of $____1 Million__ for each accident.

3.4   In the event operations are over water, Contractor shall carry in addition to the Statutory Workers' Compensation Insurance, endorsements covering liability under the Longshoremen's & Harbor Workers' Compensation Act and Maritime liability including maintenance and cure with limits of $__N/A__ for each death or injury to one person and $__N/A__for any one accident.

3.5   Other Insurance_____$5.0 MILLION UMBRELLA_____

4. EQUIPMENT, MATERIALS AND SERVICES TO BE FURNISHED BY CONTRACTOR:

The machinery, equipment, tools, materials, supplies, instruments, services and labor hereinafter listed, including any transportation required for such items, shall be provided at the well location at the expense of Contractor unless otherwise noted by this Contract.

4.1 Drilling Rig:

Complete drilling rig, designated by Contractor as its Rig No. __7____ , the major items of equipment being:*(See Attached Spec Sheet)*

Drawworks: Make and Model _____

Engines: Make, Model, and H.P. _____

   No. On Rig_____

Pumps: No. 1 Make, Size, and Power __Contractor's mud pumps will not be run in excess of the parameters as outlined on Exhibit "C"__

   No. 2 Make, Size, and Power __Contractor will supply 6" liners. All other liner sizes will be provided at the expense of Operator__

Mud Mixing Pump: Make, Size, and Power _____

Boilers: Number, Make H.P. and W.P. _____

Derrick or Mast: Make, Size, and Capacity_____

_____

Substructure: Size and Capacity _____

Rotary Drive: Type _____

Drill Pipe: Size _____ in. _____ ft.; Size _____ in. _____ ft.

Drill Collars: Number and Size _____

Blowout Preventers:_____

Size	Series or Test Pr.	Make & Model	Number
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____			

B.O.P. Closing Unit: _____

B.O.P. Accumulator:_____

4.2 Derrick timbers

4.3 Normal strings of drill pipe and drill collars specified above

4.4 Conventional drift indicator.

4.5 Circulating mud pits.

4.6 Necessary pipe racks and rigging up material.

4.7 Normal storage for mud and chemicals.

4.8 Shale Shaker.

4.9 _____

4.10 _____

4.11 _____

4.12 _____

4.13 _____

4.14 _____

4.15 _____

4.16 _____

4.17

5. EQUIPMENT, MATERIALS AND SERVICES TO BE FURNISHED BY OPERATOR:

The machinery, equipment, tools, materials, supplies, instruments, services and labor hereinafter listed, including any transportation required for such items, shall be provided at the well location at the expense of Operator unless otherwise noted by this Contract.

5.1 Furnish and maintain adequate roadway and/or canal to location, right-of-way, including rights-of-way for fuel and water lines, river crossings, highway crossings, gates and cattle guards.

5.2 Stake location, clear and grade location, and provide turnaround, including surfacing when necessary.

5.3 Test tanks with pipe and fittings.

5.4 Mud storage tanks with pipe and fittings.

5.5 Separator with pipe and fittings.

5.6 Labor to connect and disconnect mud tank, test tank, and separator.

5.7 Labor to disconnect and clean test tanks and separator.

5.8 Drilling mud, chemicals, lost circulation materials and other additives.

5.9 Pipe and connections for oil circulating lines.

5.10 Labor to lay, bury and recover oil circulating lines.

5.11 Drilling bits, reamers, reamer cutters, stabilizers and special tools.

5.12 Contract fishing tool services and tool rental.

5.13 Wire line core bits or heads, core barrels and wire line core catchers if required.

5.14 Conventional core bits, core catchers and core barrels.

5.15 Diamond core barrel with head.

5.16 Cement and cementing services.

5.17 Electrical wireline logging services.

5.18 Directional, caliper, or other special services.

5.19 Gun or jet perforating services.

5.20 Explosives and shooting devices.

5.21 Formation testing, hydraulic fracturing, acidizing and other related services.

5.22 Equipment for drill stem testing.

5.23 Mud logging services.

5.24 Sidewall coring service.

5.25 Welding service for welding bottom joints of casing, guide shoe, float shoe, float collar and in connection with installing of well head equipment if required.

5.26 Casing, tubing, liners, screen, float collars, guide and float shoes and associated equipment.

5.27 Casing scratchers and centralizers.

5.28 Well head connections and all equipment to be installed in or on well or on the premises for use in connection with testing, completion and operation of well.

5.29 Special or added storage for mud and chemicals.

5.30 Casinghead, API series, to conform to that shown for the blowout preventers specified in Subparagraph 4.1 above.

5.31 Blowout preventer testing pack off.

5.32 Casing Thread Protectors and Casing Lubricants.

5.33 H_2S training and equipment as necessary or as required by law.

5.34 *Sewage and freshwater systems for crew/toolpusher trailers* _____

5.35 *Hardbanding of Contractor's Drill String* _____

5.36 _____

5.37 _____

5.38 _____

5.39 _____

5.40 _____

5.41 _____

6. EQUIPMENT, MATERIALS AND SERVICES TO BE FURNISHED BY DESIGNATED PARTY:

The machinery, equipment, tools, materials, supplies, instruments, services, and labor listed as the following numbered items, including any transportation required for such items unless otherwise specified, shall be provided at the well location and at the expense of the party hereto as designated by an X mark in the appropriate column.

Item	To Be Provided By and At The Expense Of	
	Operator	Contractor
6.1 Cellar and runways	X	
6.2 Fuel (located at ___Rig___)	X	
6.3 Fuel Lines (length _____)		X
6.4 Water at source, including required permits	X	
6.5 Water well, including required permits	X	
6.6 Water lines, including required permits *On Location*		X
6.7 Water storage tanks capacity *See attached Rig Inventory*		X
6.8 Labor to operate water well or water pump *Rig crew Only*		X
6.9 Maintenance of water well, if required	X	
6.10 Water *Transfer Pump on Location*		X
6.11 Fuel for water pump	X	
6.12 Mats for engines and boilers, or motors and mud pumps	X	
6.13 Transportation of Contractor's property:		
Move in	X	
Move out	X	
6.14 Materials for "boxing in" rig and derrick	N/A	
6.15 Special strings of drill pipe and drill collars as follows:		
_____*Other Than Rig Inventory*_____	X	
6.16 Kelly joints, subs, elevators, tongs and slips for use with special drill pipe	X	
6.17 Drill pipe protectors for Kelly joint and each jointof drill pipe running inside of Surface Casing as required, for use with normal strings of drill pipe *If Required*	X	
6.18 Drill pipe protectors for Kelly joint and drill pipe running inside of Protection Casing	X	
6.19 Rate of penetration recording device *See 6.56 Below*		X
6.20 Extra labor for running and cementing casing (Casing crews)	X	
6.21 Casing tool	X	
6.22 Power casing tongs	X	
6.23 Lay down and pickup machine	X	
6.24 Tubing tools	N/A	
6.25 Power tubing tong	N/A	
6.26 Crew Boats, Number _____	N/A	
6.27 Service Barge	N/A	
6.28 Service Tug Boat	N/A	
6.29 Rat Hole	X	
6.30 Mouse Hole	X	
6.31 Reserve Pits	X	
6.32 Upper Kelly Cock *For Contractor's Drill String*		X
6.33 Lower Kelly Valve *For Contractor's Drill String*		X
6.34 Drill Pipe Safety Valve *For Contractor's Drill String*		X
6.35 Inside Blowout Preventers *For Contractor's Drill String*		X
6.36 Drilling hole for or driving for conductor pipe	X	
6.37 Charges, cost of bonds for public roads	X	
6.38 Cost of all labor and material to clean rig after use of oil-base mud	X	
6.39 Portable Toilet	N/A	
6.40 Trash Receptacle	X	
6.41 Linear Motion Shale Shaker		X
6.42 Shale Shaker Screens	X	
6.43 Mud Cleaner	N/A	
6.44 Mud/Gas Separator		X
6.45 Desander		X
6.46 Desilter		X
6.47 Degasser		X
6.48 Centrifuge	X	
6.49 Rotating Head	X	
6.50 Rotating Head Rubbers	X	
6.51 Hydraulic Adjustable Choke	X	
6.52 Pit Volume Totalizer	X	
6.53 Communications, type *Each Their Own*	X	X
6.54 Forklift, capacity _____	X	
6.55 Corrosion inhibitor for protecting drill string	X	
6.56 *Electronic Pason Drilling Recorder - Basic Service*		X
6.57		
6.58		

7. **OTHER PROVISIONS**

   N/A

Signed by the
Parties as correct:

For Contractor

For Operator _Thomas C. Kilbourne_

EXHIBIT "A-1"

INSURANCE

Contractor shall procure at Contractor's expense and maintain with respect to and for the duration of this Contract the insurance described below (except as otherwise indicated) with reliable insurers satisfactory to Operator, and with policy limits not less than those indicated. Contractor shall immediately notify its underwriters and the Operator of, and shall furnish all necessary information concerning, any occurrence which may give rise to a claim under any of the insurance policies described below. Reasonable deductibles are acceptable and shall be for the account of the Contractor. (All reference to protection, privileges, or indemnification of Operator shall extend to and include Operator's non-operating co-owners, partners, joint venturers, and others for whom Operator acts as agent.)

None of such insurance shall be canceled, altered, or amended without 30 days prior written notice having been furnished Operator at his home office. Contractor agrees to have its insurance carrier(s) furnish Operator a certificate(s) verifying insurance coverages in accordance with the below requirements. Such verification must be on certificate forms as furnished by Operator or its representative. The acceptance of a Certificate with less than the required amounts shall not be deemed a waiver of these requirements. Operator agrees to have its insurance carrier(s) furnish Contractor a certificate(s) verifying Operator's insurance coverages.

Each party shall name the other party as additional insured on all insurance policies (except Workers' Compensation) covering exposures for which one party has agreed to indemnify the other party. These policies shall provide primary coverage only for claims in which one party has agreed to Hold Harmless and/or to indemnify the other. No "other insurance" clause may be invoked by any insuror. This coverage shall apply whether or not the indemnification is valid. Each party shall have its insuror waive its right of subrogation against the other party on all insurance carried.

IF OPERATIONS ARE PERFORMED IN TEXAS, BOTH PARTIES AGREE THAT:
IN ORDER TO BE IN COMPLIANCE WITH THE TEXAS ANTI-INDEMNITY ACT REGARDING INDEMNIFICATION MUTUALLY ASSUMED FOR THE OTHER PARTY'S SOLE OR CONCURRENT NEGLIGENCE, EACH PARTY AGREES TO CARRY SUPPORTING INSURANCE IN EQUAL AMOUNTS OF THE TYPES AND IN THE MINIMUM AMOUNTS AS SPECIFIED IN THE INSURANCE REQUIREMENTS HEREUNDER; AND EACH PARTY AGREES THAT THE MAXIMUM AMOUNT OF SUCH SUPPORTING INSURANCE CARRIED IN EQUAL AMOUNTS SHALL BE THE LOWER OF THE MAXIMUM AMOUNT CARRIED BY EITHER PARTY AS LONG AS SUCH AMOUNT IS IN EXCESS OF THE MINIMUM AMOUNT SPECIFIED. IT IS AGREED THAT THE MONETARY LIMITS OF INSURANCE REQUIRED HEREUNDER SHALL AUTOMATICALLY BE AMENDED TO CONFORM TO THE MAXIMUM MONETARY LIMITS PERMITTED UNDER LAW.

IN TEXAS, IF THE CONTRACTOR DOES NOT CARRY INSURANCE IN THE MINIMUM AMOUNTS AS SPECIFIED IN THE INSURANCE REQUIREMENTS IN REGARD TO THE MUTUAL INDEMNITY OBLIGATIONS THEN IT IS AGREED THAT THE CONTRACTOR HAS APPROVED SELF-INSURANCE AS STATED IN THE TEXAS ANTI-INDEMNITY ACT AND THE MUTUAL INDEMNIFICATION AMOUNT SHALL BE THE MAXIMUM AMOUNT CARRIED BY THE OPERATOR

1.1   Workers' Compensation insurance in accordance with the laws of the State, Province or Territory in which the work is performed and Employer's Liability insurance with the minimum limits of $1,000,000.

1.2   Comprehensive (or Commercial) General Liability, including coverage for "Action Over" claims, Products and Completed Operations, and other contractual obligations as respects this contract and proper coverage for all other obligations assumed in this agreement. The minimum limit shall be $1,000,000 combined single limit per occurrence for Bodily Injury and Property Damage. If the policy has an annual aggregate limit the aggregate will be on a "per project" or "per location" basis; o r the Contractor shall carry Excess Liability (or Umbrella) coverage that will "drop down" over each claim if such limit becomes exhausted. The policy shall cover "In Rem" if operations are over water.

1.3   Automobile Liability insurance covering owned, non-owned and hired automotive equipment with minimum limits of $1,000,000 combined single limit for Bodily Injury and Property Damage.

1.4   Wherever necessary for proper coverage, Workers' Compensation & Employer's Liability coverages shall include U.S. Longshoreman and Harbor Workers Act coverage including extension to the outer continental shelf, and Maritime Operations coverage including admiralty benefits, Jones Act coverage, Death on the High Seas Act coverage, Maritime Employer's Liability Including wages, maintenance and transportation, and coverage for Master and Crews.

1.5   If any water-borne vessels are employed by the Contractor in the operations hereunder, Contractor shall carry or require owners of such vessels to carry Protection and Indemnity

Insurance with minimum limits of $1,000,000 and Charterers Legal Liability and Towers Liability in the same limits wherever necessary for proper coverage.

1.6 If any aircraft are used by Contractor in the operations hereunder, Contractor shall carry or require the owners of such aircraft to carry Bodily Injury and Property Damage Liability, including Passenger Liability, of not less than $1,000,000 Single Limit. Such insurance shall cover owned and non-owned aircraft, including rotary wing aircraft.

1.7 Excess (or Umbrella) Liability covering in excess of the preceding liability policies limits to be is carried by Contractor, with minimum limits of $5,000,000.

1.8 Contractor agrees to waive subrogation against Operator (or to obtain such waiver from its insurance carrier if required to do so).

1.9 Contractor agrees to waive subrogation against Operator (or to obtain such waiver from its insurance carrier if required to do so) for any loss to contractor's tools, equipment, machinery and appliances, including in-hole tools and equipment, and any watercraft and aircraft as required by this contract. Contractor agrees to first make claim to his insurance carrier in all instances, including but not limited to, events identified in paragraphs relating to in-hole equipment and environmental damage.

1.10 In the event Contractor or Operator is a self-insurer and said party has consented to the other party being self-insured as to any one of the risks to which coverage is herein required, evidence of such consent must be in writing and approved by a representative of the other party authorized to enter into such consent agreement. In the event the work is performed in Texas or under Texas law and contractor does not purchase Texas Workers' Compensation coverage, Contractor agrees to sight the TWCC-85 (4/91) form establishing an Independent Contractor relationship under the Texas Workers' Compensation Act, and Contractor does agree to reimburse the Operator for any increase in the Operator's Workers' Compensation premium charged by the Operator's insuror due to the fact that Contractor has Rejected the Act.

1.11 Contractor shall require all of its subcontractors to provide such of the foregoing coverages, as well as any other coverages, that the Contractor considers necessary. Such policies shall include the Waiver of Subrogation Clause as set forth above. However, the fact that any subcontractor provides any of the foregoing coverages or any other coverages that contractor considers necessary shall not itself relieve Contractor of its obligations to provide said coverages. To the extent that Contractor does not require or the subcontractor does not obtain such coverage, the Contractor agrees to indemnify and save Operator, any of its affiliates, any officer, agent, employee or representative of the Operator or any of its affiliates, harmless from all claims, demands, losses, expenses and judgments to which said coverages would have applied.

1.12 It is expressly understood that Contractor will maintain a policy of insurance covering the total replacement value of the rig during the period of operation under this contract.

1.13 Operator shall carry or cause to be carried Control of Well Insurance covering the costs of controlling a blowout, the expenses involved in redrilling or restoring the well, certain other related costs and seepage and pollution liability. (These are descriptive terms only and exact coverage can be found only in the policy.) The limit for this insurance shall be commensurate with the terms of the joint operating agreement for the well where the rig is being utilized but not less than $10,000,000.

1.14 Contractor does hereby protect and indemnify and hold harmless, the Operator from any loss Operator may suffer due to Contractor's failure to comply with all of the above insurance requirements, including the obtaining of waivers of subrogation, or due to any insurance coverage being invalidated due to Contractor's failure to comply with the terms, conditions, and warranties of the insurance. Contractor does hereby protect and indemnify and hold harmless, the Operator from any loss Operator may suffer due to Contractor's failure to comply with all of the above insurance requirements due to any insurance coverage being invalidated due to Contractor's failure to comply with the terms, conditions, and warranties of the insurance.

1.15 Operator does hereby protect and indemnify and hold harmless, the Contractor from any loss Contractor may suffer due to Operator's failure to comply with all of the above insurance requirements, including the obtaining of waivers of subrogation, or due to any insurance coverage being invalidated due to Operator's failure to comply with the terms, conditions, and warranties of the insurance. Operator does hereby protect and indemnify and hold harmless, the Contractor from any loss Contractor may suffer due to Operator's failure to comply with all of the above insurance requirements due to any insurance coverage being invalidated due to Operator's failure to comply with the terms, conditions, and warranties of the insurance.

EXHIBIT "B"
(See Subparagraph 8.3)

The following clauses, when required by law, are incorporated in the Agreement by reference as if fully set out:

(1) The Equal Opportunity Clause prescribed in 41 CFR 60-1.4.

(2) The Affirmative Action Clause prescribed in 41 CFR 60-250.4 regarding veterans and veterans of the Vietnam era.

(3) The Affirmative Action Clause for handicapped workers prescribed in 41 CFR 60-741.4.

(4) The Certification of Compliance With Environmental Laws prescribed in 40 CFR 15.20.

EXHIBIT "C"
ENERGY DRILLING COMPANY
MUD PUMP PERFORMANCE DATA

PUMP TYPE	HORSE POWER	STROKES PER MINUTE							
F-1000 Emsco Triplex (6¾" x 10")	1000	120	Liner Size	6½	6	5½	5	4½	4
			PSI	2300	2500	2500	2500	2800	3000
			GPM	466	396	336	276	223	176
			Gal. per Rev.	3.88	3.30	2.80	2.30	1.86	1.47
Calculated on 90% Efficiency									
F-800 Emsco Triplex (6¾" x 9")	800	120	Liner Size	6½	6	5½	5	4½	4
			PSI	2000	2100	2100	2100	2600	2800
			GPM	419	356	302	247	203	158
			Gal. per Rev.	3.49	2.97	2.52	2.06	1.69	1.32
Calculated on 90% Efficiency									
F-650 Emsco Triplex (6¾" x 8")	650	120	Liner Size	6½	6	5½	5	4½	4
			PSI	1800	1900	1900	2000	2400	2600
			GPM	373	318	270	221	181	142
			Gal. per Rev.	3.11	2.65	2.25	1.84	1.51	1.18
Calculated on 90% Efficiency									
F-500 Emsco (6¾" x 7")	500	120	Liner Size	6½	6	5½	5	4½	4
			PSI	1400	1600	1800	1800	2200	2400
			GPM	349	298	252	206	169	132
			Gal. per Rev.	2.91	2.48	2.10	1.72	1.41	1.10
Calculated on 90% Efficiency									
K-500 A National (7¼" x 5¼")	500	65	Liner Size	7	6½	6	5½	5¼	
			PSI	1100	1300	1500	1800	2000	
			GPM	514	438	367	302	272	
			Gal. per Rev.	7.90	6.73	5.64	4.65	4.18	
Calculated on 85% Efficiency									

Revised 12/03



ENERGY DRILLING COMPANY ®

DRAWWORKS
Brewster N-46 Rated @ 950 HP
Grooved for 1¼" Drill Line
Parkersburg V-80 Hydromatic Brake

DERRICK
Superior
136' High, Triple Cantilever
600,000# Static Hook Load Capacity

SUBSTRUCTURE
Superior
16' Rotary Beam Clearance
20' High Box on Box Type with 21'7" RKB

POWER SOURCE
2-Caterpillar D-3412-TA Diesel Engines 1240 HP
2-Allison TCA-955 Torque Converters
Two Engine Split Oil Bath Compound
(2) Quincy 325 Air Compressors

PUMPS
1-Emsco F-1000 6¾" x 10" Triplex Powered by CAT D-398
1-Emsco F-1000 6¾" x 10" Triplex Powered by CAT D-398
Low Pressure Mud Mixing System with Two 5" x 6" Centrifugal Pumps w/60 HP Electric Motors

DRILL STRING
Drill Pipe - 4½" Grade E & G-105 16.60, X-Hole with Hardband
Drill Collars - 7" - 7¼" OD 5" H90 with Hardband
Kelly - Drillco 5¼" x 40' Hex
Pipe Spinner - Weatherford
Kelly Spinner - International

PREVENTERS
1-GK Hydrill 13⅝" 1500 Series Annular wp 5000#
1-NL Shaffer 13⅝" Type LWS 5000# Space Saver Double Rams
1-Koomey Type 80 Seven Station 3000 psi with Electric Triplex Pump and 2 Model UGA15-W Air Pumps 50:1 ratio,
   1 Manual Regulator Valve, (12) 10 Gallon Bladder Type Bottles
Choke Manifold-5000 psi 4" x 2" with Two Adjustable Chokes

OTHER EQUIPMENT
Crown Block - Superior (7) 56" Sheaves, 350 Ton
Traveling Block - Emsco (5) 42" Sheaves, 350 Ton Capacity, Web Wilson Hook
Swivel – National P400
Weight Indicator - Martin Decker Type E
Rotary - Oilwell 27½" x 53¼"
Generators - One 320 SR4KW with 3412 CAT and One 315 SR4KW with 3412 CAT
Fuel Tank with Lubester - 10,000 Gallon
Wireline Unit - Mathey Model GC-B2, .092 Line
Mud Tanks - Two Tank System 670 Barrels with Electric Agitators
Shakers - (2) AK Super 500 Fluid System Linear Motion
Desander - SWACO 12" Double Cone with Mission Magnum 5" x 6" Centrifugal Pump w/75 HP Electric Motor
Desilter - Harrisburg (10) 4" cones with Mission Magnum 5" x 6" Centrifugal Pump w/75 HP Electric Motor
Degasser – Drilco
Pilot Automatic Driller
Mud/Gas Separator
500 Barrel Drill Water Tank

Revised 3/05

413 Liberty Road
Natchez, MS 39120

P. O. Box 905
Natchez, MS 39121

Phone (601) 446-5259
Fax (601) 446-8607

NOTE: This form contract is a suggested guide only and use of this form or any variation thereof shall be at the sole discretion and risk of the user parties. Users of the form contract or any portion or variation thereof are encouraged to seek the advice of counsel to ensure that their contract reflects the complete agreement of the parties and applicable law. The International Association of Drilling Contractors disclaims any liability whatsoever for loss or damages which may result from use of the form contract or portions or variations thereof.

Revised July, 1998

INTERNATIONAL ASSOCIATION OF DRILLING CONTRACTORS
DRILLING BID PROPOSAL
AND
DAYWORK DRILLING CONTRACT - U.S.

TO:________________________________

____

Please submit bid on this drilling contract form for performing the work outlined below, upon the terms and for the consideration set forth, with the understanding that if the bid is accepted by________________ this instrument will constitute a contract between us. Your bid should be mailed or delivered not later than ________ P.M. on __________, 20 ____ to the following address:________________________________

THIS AGREEMENT CONTAINS PROVISIONS RELATING TO INDEMNITY, RELEASE OF LIABILITY, AND ALLOCATION OF RISK

THIS AGREEMENT (The "Contract ") is made and entered into on the date hereinafter set forth by and between the parties herein designated as "Operator" and "Contractor."

OPERATOR: DAYBREAK OIL AND GAS, INC.
Address: 601 WEST MAIN AVENUE, SUITE 1017
SPOKANE, WA 99201
CONTRACTOR: ENERGY DRILLING COMPANY
Address: P O BOX 905
NATCHEZ MS 39121

IN CONSIDERATION of the mutual promises, conditions and agreements herein contained and the specifications and special provisions set forth in Exhibit "A" and Exhibit "B" attached hereto and made a part hereof, Operator engages Contractor as an Independent Contractor to drill the hereinafter designated well or wells in search of oil or gas on a daywork basis.

For purposes hereof the term "daywork basis" means Contractor shall furnish equipment, labor, and perform services as herein provided, for a specified sum per day under the direction, supervision and control of Operator (inclusive of any employee, agent, consultant or subcontractor engaged by Operator to direct drilling operations). When operating on a daywork basis, Contractor shall be fully paid at the applicable rates of payment and assumes only the obligations and liabilities stated herein. Except for such obligations and liabilities specifically assumed by Contractor, Operator shall be solely responsible and assumes liability for all consequences of operations by both parties while on a daywork basis, including results and all other risks or liabilities incurred in or incident to such operations.

1. **LOCATION OF WELL:**

Well name And number:	Tensas Farms et al F #3	Section 17, Township 12N, Range 10E	Tensas Parish, LA
	Tensas Farms et al B #1	Section 23, Township 12N, Range 9E	Franklin Parish, LA

Parish/ ~~County~~: Tensas/Franklin State: LA Field Name: ----
Well location and land description: See Above

1.1 Additional Well Locations or Areas:

Locations described above are for well and Contract identification only and Contractor assumes no liability whatsoever for a proper survey or location stake on Operator's lease.

2. **COMMENCEMENT DATE:**
Contractor agrees to use reasonable efforts to commence operations for the drilling of the well by the 15 th day of November, 20 06 , or as mutually agreed upon

3. **DEPTH:**
3.1 Well Depth: The well shall be drilled to a depth approximately 8,300 feet, or to the ----- formation, whichever is deeper, but the Contractor shall not be required hereunder to drill said well below a maximum depth of ---- feet, unless Contractor and Operator mutually agree to drill to a greater depth.

4. **DAYWORK RATES:**
Contractor shall be paid at the following rates for the work performed hereunder.
4.1 Mobilization: ***Subject to Paragraphs 9 and 9.1,*** Operator shall pay Contractor as a mobilization fee **$ *23,625.00 a day plus actual trucking cost*** . This sum shall be due and payable in full at the time the rig is rigged up or positioned at the well site ready to spud. Mobilization shall include: ***Rig time to move in and rig up and will commence when the rig is ready to start moving to the location.***
4.2 Demobilization: ***Subject to Paragraphs 9 and 9.1,*** Operator shall pay Contractor as a demobilization fee ***$23,625.00 per day***, provided however that no demobilization fee shall be payable if the Contract is terminated due to the total loss or destruction of the rig. Demobilization shall include: ***Rig time to rig down***
4.3 Moving Rate: During the time the rig is in transit to or from a drill site, or between drill sites, commencing on See Para. 4.1 *and* ***4.2*** above , Operator shall pay Contractor a sum of $ See Para. 4.1 *and* ***4.2*** above per twenty-four (24) hour day.
4.4 Operating Day Rate: For work performed per twenty-four (24) hour day with 5 man crew the operating day rate shall be:

Depth Intervals From	To	Without Drill Pipe		With Drill Pipe	
0	8,300	$ 23,625.00	per day	$ 23,625.00	per day
		$	per day	$	per day
		$	per day	$	per day

Using Operator's drill pipe $ 23,625.00 per day.

If under the above column "With Drill Pipe" no day rates are specified, the daywork rate per twenty-four hour day when drill pipe is in use shall be the applicable daywork rate specified in the column "Without Drill Pipe" plus compensation for any drill pipe actually used at the rates specified below, computed on the basis of the maximum drill pipe in use at any time during each twenty-four hour day.

DRILL PIPE RATES PER 24-HOUR DAY

Straight Hole		Size	Grade	Directional or Uncontrollable Deviated Hole		Size	Grade
$ __N/A__ per ft.		_____	_____	N/A _____ per ft.		_____	_____
$_____ per ft.		_____	_____	_____ per ft.		_____	_____
$_____ per ft.		_____	_____	_____ per ft.		_____	_____

Directional or uncontrolled deviated hole will be deemed to exist when deviation exceeds ___5___ degrees or when the change of angle exceeds _____ — degrees per one hundred feet _OR WHEN OPERATIONS ARE COMMENCED TO INTENTIONALLY DEVIATE THE HOLE._

Drill pipe shall be considered in use not only when in actual use, but also while it is being picked up or laid down. When drill pipe is standing in the derrick, it shall not be considered in use, provided, however, that if Contractor furnishes special strings of drill pipe, drill collars, and handling tools as provided in Exhibit "A", the same shall be considered in use at all times when on location or until released by Operator. In no event shall fractions of an hour be considered in computing the amount of time drill pipe is in use but such time shall be computed to the nearest hour, with thirty minutes or more being considered a full hour and less than thirty minutes not to be counted.

Operating rate will begin when the drilling unit is rigged up at the drilling location, or positioned over the location during marine work, and ready to commence operations; and will cease when the rig is ready to be moved off the location.

4.5 Repair Time: In the event it is necessary to shut down Contractor's rig for repairs, excluding routine rig servicing, Contractor shall be allowed compensation at the applicable daywork rate for such shut down time up to a maximum of ___4___ hours for any one rig repair job or ___24___ hours for any calendar month. Thereafter, Contractor shall be compensated at a rate of $ _zero_ per twenty-four (24) hour day. Routine rig servicing shall include, but not be limited to, cutting and slipping drilling line, changing pump or swivel expendables, lubricating rig, and _etc_____.

4.6 Standby Time Rate with Crews: $ _23,625.00_____ per twenty-four (24) hour day. Standby time shall be defined to include time when the rig is shut down although in readiness to begin or resume operations but Contractor is waiting on orders of Operator or on materials, services or other items to be furnished by Operator.

4.7 Force Majeure Rate: $ _23,625.00___ per twenty-four (24) hour day for any continuous period that normal operations are suspended or cannot be carried on due to conditions of force majeure as defined in Paragraph 17 hereof. It is, however, understood that subject to Subparagraph 6.3 below, Operator can release the rig in accordance with Operator's right to direct stoppage of the work, effective when conditions permit the rig to be moved from the location.

4.8 Reimbursable Costs: Operator shall reimburse Contractor for the costs of material, equipment, work or services which are to be furnished by Operator as provided for herein but which for convenience are actually furnished by Contractor at Operator's request, plus ___10___ per cent for such cost of handling.

4.9 Revision in Rates: The rates and/or payments herein set forth due to Contractor from Operator shall be revised to reflect the change in costs if the costs of any of the items hereinafter listed shall vary by more than ___-0-_____ percent from the costs thereof on the date of this Contract or by the same percent after the date of any revision pursuant to this Subparagraph:

    (a) Labor costs, including all benefits, of Contractor's personnel;
    (b) Contractor's cost of insurance premiums;
    (c) Contractor's cost of fuel, including all taxes and fees; the cost per gallon/MCF being $ _N/A_____;
    (d) Contractor's cost of catering, when applicable;
    (e) If Operator requires Contractor to increase or decrease the number of Contractor's personnel;
    (f) Contractor's cost of spare parts and supplies with the understanding that such spare parts and supplies constitute _65___ percent of the Operating Rate and that the parties shall use the U.S. Bureau of Labor Statistics Oilfield Drilling Machinery and Equipment Wholesale Price Index (Code No. 1191-02) to determine to what extent a price variance has occurred in said parts and supplies; _The base Index will be September 2006 and will be subject to review starting 1/1/07 and each calendar quarter thereafter._
    (g) If there is any change in legislation or regulations in the area in which Contractor is working or other unforeseen, unusual event that alters Contractor's financial burden.

5. TIME OF PAYMENT: (See Page 5, Paragraph 25.5)

Payment is due by Operator to Contractor as follows:

5.1 Payment for mobilization, drilling and other work performed at applicable day rates, and all other applicable charges shall be due, upon presentation of invoice therefore, upon completion of mobilization, demobilization, rig release or at the end of the month in which such work was performed or other charges are incurred, whichever shall first occur. All invoices may be mailed to Operator at the address herein above shown, unless Operator does hereby designate that such invoices shall be mailed as follows:_ 601 West Main Avenue, Suite 1017, Spokane, WA 99201 _____

5.2 Disputed Invoices and Late Payment: Operator shall pay all invoices within ___30_____ days after receipt except that if Operator disputes an invoice or any part thereof, Operator shall, within fifteen days after receipt of the invoice, notify Contractor of the item disputed, specifying the reason therefore, and payment of the disputed item may be withheld until settlement of the dispute, but timely payment shall be made of any undisputed portion. Any sums (including amounts ultimately paid with respect to a disputed invoice) not paid within the above specified days shall bear interest at the rate of ___one_____ percent or the maximum legal rate, whichever is less, per month from the due date until paid. If Operator does not pay undisputed items within the above stated time, Contractor may terminate this Contract as specified under Subparagraph 6.3.

6. TERM:

6.1 Duration of Contract: This Contract shall remain in full force and effect until drilling operations are completed on the well or wells specified in Paragraph1 above, or for a term of _____N/A_____, commencing on the date specified in Paragraph 2 above.

6.2 Extension of Term: Operator may extend the term of this Contract for ___—_____ well(s) or for a period of ____—_____ by giving notice to Contractor at least ___—____ days prior to completion of the well then being drilled or by _mutual agreement_____

6.3 Early Termination:

(a) **By Either Party:** Upon giving of written notice, either party may terminate the Contract when total loss or destruction of the rig, or a major breakdown with indefinite repair time necessitates stopping operations hereunder.

(b) **By Operator:** Notwithstanding the provisions of Paragraph 3 with respect to the depth to be drilled, Operator shall have the right to direct the stoppage of the work to be performed by the Contractor hereunder at any time prior to reaching the specified depth, and even though Contractor has made no default hereunder, in such event Operator shall reimburse Contractor as set forth in Subparagraph 6.4 hereof.

(c) **By Contractor:** Notwithstanding the provisions of Paragraph 3 with respect to the depth to be drilled, in the event the Operator shall become insolvent, or be adjudicated bankrupt, or file, by way of petition or answer, a debtor's petition or other pleading seeking adjustment of Operator's debts, under any bankruptcy or debtor's relief laws now or hereafter prevailing, or if any such be filed against Operator, or in case a receiver be appointed of Operator or Operator's property, or any part thereof, or Operator's affairs be placed in the hands of a Creditor's Committee, or, following ten days prior written notice to Operator if Operator does not pay Contractor within the time specified in Subparagraph 5.2 all undisputed items due and owing, Contractor may, at its option, elect to terminate further performance of any work under this Contract and Contractor's right to compensation shall be as set forth in Subparagraph 6.4 hereof. In addition to Contractor's right to terminate performance hereunder, Operator hereby expressly agrees to protect, defend and indemnify Contractor from and against any claims, demands and causes of action, including all costs of defense in favor of Operator, Operator's joint ventures, or other parties arising out of any drilling commitments or obligations contained in any lease, farmout agreement, or other agreement, which may be affected by such termination of performance hereunder.

6.4 Early Termination Compensation:

(a) **Prior to Commencement:** In the event Operator terminates this Contract prior to commencement of operations hereunder, Operator shall pay Contractor as liquidated damages, and not as a penalty a sum equal to the Standby Rate with Crews (Subparagraph 4.6) for a period of _7____ days.

(b) **Prior to Spudding:** If such termination occurs after commencement of operations but prior to the spudding of the well, Operator shall pay to Contractor the sum of the following: (1) all expenses reasonably and necessarily incurred and to be incurred by Contractor by reason of the Contract and by reason of the premature termination of the work, including the expense of drilling or other crew members and supervision directly assigned to the rig; (2) ten percent (10%) of the amount of such reimbursable expenses; and (3) a sum calculated at the standby rate for all time from the date upon which Contractor commences any operations hereunder down to such date subsequent to the date of termination as will afford Contractor reasonable time to dismantle its rig and equipment provided, however, if this Contract is for a term of more than one well or for a period of time, Operator shall pay Contractor, in addition to the above, the force majeure rate, less any unnecessary labor, from that date subsequent to termination upon which Contractor completes dismantling its rig and equipment until the end of the term.

(c) **Subsequent to Spudding:** If such termination occurs after the spudding of the well, Operator shall pay Contractor (1) the amount for all applicable daywork rates and all other charges and reimbursements due to Contractor; but in no event shall such sum, exclusive of reimbursements due, be less than would have been earned for __7__ days at the applicable day rate " Without Drill Pipe" and the actual amount due for drill pipe used in accordance with the above rates; or (2) at the election of Contractor and in lieu of the foregoing, Operator shall pay Contractor for all expenses reasonably and necessarily incurred and to be incurred by reason of this Contract and by reason of such premature termination plus a lump sum of $ __N/A__ provided, however, if this Contract is for a term of more than one well or for a period of time, Operator shall pay Contractor, in addition to the above, the force majeure rate less any unnecessary labor from the date of termination until the end of the term._____

_____

7. CASING PROGRAM:

Operator shall have the right to designate the points at which casing will be set and the manner of setting, cementing and testing. Operator may modify the casing program, however, any such modification which materially increases Contractor's hazards or costs can only be made by mutual consent of Operator and Contractor and upon agreement as to the additional compensation to be paid Contractor as a result thereof.

8. DRILLING METHODS AND PRACTICES:

8.1 Contractor shall maintain well control equipment in good condition at all times and shall use all reasonable means to prevent and control fires and blowouts and to protect the hole.

8.2 Subject to the terms hereof, and at Operator's cost, at all times during the drilling of the well, Operator shall have the right to control the mud program, and the drilling fluid must be of a type and have characteristics and be maintained by Contractor in accordance with specifications shown in Exhibit " A".

8.3 Each party hereto agrees to comply with all laws, rules, and regulations of any federal, state or local governmental authority which are now or may become applicable to that party's operations covered by or arising out of the performance of this Contract. When required by law, the terms of Exhibit " B" shall apply to this Contract. In the event any provision of this Contract is inconsistent with or contrary to any applicable federal, state or local law, rule or regulation, said provision shall be deemed to be modified to the extent required to comply with said law, rule or regulation, and as so modified said provision and this Contract shall continue in full force and effect.

8.4 Contractor shall keep and furnish to Operator an accurate record of the work performed and formations drilled on the IADC-API Daily Drilling Report Form or other form acceptable to Operator. A legible copy of said form shall be furnished by Contractor to Operator.

8.5 If requested by Operator, Contractor shall furnish Operator with a copy of delivery tickets covering any material or supplies provided by Operator and received by Contractor.

9. INGRESS, EGRESS, AND LOCATION: *(See Page 5, Para. 9.1)*

Operator hereby assigns to Contractor all necessary rights of ingress and egress with respect to the tract on which the well is to be located for the performance by Contractor of all work contemplated by this Contract. Should Contractor be denied free access to the location for any reason not reasonably within Contractor's control, any time lost by Contractor as a result of such denial shall be paid for at the applicable rate. Operator agrees at all times to maintain the road and location in such a condition that will allow free access and movement to and from the drilling site in an ordinarily equipped highway type vehicle. If Contractor is required to use bulldozers, tractors, four-wheel drive vehicles, or any other specialized transportation equipment for the movement of necessary personnel, machinery, or equipment over access roads or on the drilling location, Operator shall furnish the same at its expense and without cost to Contractor. The actual cost of repairs to any transportation equipment furnished by Contractor and its personnel damaged as a result of improperly maintained access road or location *along with additional hourly trucking charges* will be charged to Operator. Operator shall reimburse Contractor for all amounts reasonably expended by Contractor for repairs and/or reinforcement of roads, bridges and related or similar facilities (public and private) required as a direct result of a rig move pursuant to performance hereunder.

10. SOUND LOCATION:

Operator shall prepare a sound location adequate in size and capable of properly supporting the drilling rig *during all operations herein,* and shall be responsible for a conductor pipe program adequate to prevent soil and subsoil wash out. It is recognized that Operator has superior knowledge of the location and access routes to the location and must advise Contractor of any subsurface conditions or obstructions (including, but not limited to, mines, caverns, sink holes, streams, pipelines, power lines, and telephone lines) which Contractor might encounter while en route to the location or during operations hereunder. In the event subsurface conditions, *including but not limited to loss circulation, fires or blowouts,* cause a cratering or shifting of the location surface, or if seabed conditions prove unsatisfactory to properly support the rig during marine operations hereunder, and loss or damage to the rig or its associated equipment results there from, Operator shall, without regard to the other provisions of this Contract, including paragraphs *6 and* 14.1 hereof, reimburse Contractor to the extent not covered by Contractor's insurance, for all such loss or damage including payment of force majeure rate during repair and/or demobilization if applicable.

11. EQUIPMENT CAPACITY

If applicable hereunder, operations shall not be attempted where canal or water depths are in excess of _____ **N/A** _____ feet, or under any other conditions which exceed the capacity of the equipment specified to be used hereunder. Contractor shall make final decision as to when an operation or attempted operation would exceed the capacity of specified equipment.

12. TERMINATION OF LOCATION LIABILITY:

When Contractor has complied with all obligations of the Contract regarding restoration of Operator's location, Operator shall thereafter be liable for damage to property, personal injury or death of any person which occurs as a result of conditions of the location and Contractor shall be relieved of such liability; provided, however, if Contractor shall subsequently reenter upon the location for any reason, including removal of the rig, any term of the Contract relating to such reentry activity shall become applicable during such period.

13. INSURANCE

During the life of this Contract, Contractor shall at Contractor's expense maintain with an insurance company or companies authorized to do business in the state where the work is to be performed or through a self-insurance program, insurance coverages of the kind and in the amounts set forth in Exhibit "A-1", insuring the liabilities specifically assumed by Contractor in Paragraph 14 of this Contract. Contractor shall, if requested to do so by Operator, procure from the company or companies writing said insurance a certificate or certificates that said insurance is in full force and effect and that the same shall not be canceled or materially changed without ten (10) days prior written notice to Operator. For liabilities assumed hereunder by Contractor, its insurance shall be endorsed to provide that the underwriters waive their right of subrogation against Operator. Operator will, as well, cause its insurer to waive subrogation against Contractor for liability it assumes and shall maintain, at Operator's expense, or shall self insure, insurance coverage of the same kind and in the same amount as is required of Contractor, insuring the liabilities specifically assumed by Operator in Paragraph 14 of this Contract. *Each party will name the other party as an additional insured for liabilities specifically assumed hereunder.*

14. RESPONSIBILITY FOR LOSS OR DAMAGE, INDEMNITY, RELEASE OF LIABILITY AND ALLOCATION OF RISK:

14.1 **Contractor's Surface Equipment:** Contractor shall assume liability at all times for damage to or destruction of Contractor's surface equipment, regardless of when or how such damage or destruction occurs, and Contractor shall release Operator of any liability for any such loss except for such loss or damage under the provisions of Paragraph 10 or Subparagraph 14.3.

14.2 **Contractor's In-Hole Equipment:** Operator shall assume liability at all times for damage to or destruction of Contractor's in-hole equipment including but not limited to, drill pipe, drill collars, and tool joints, and Operator shall reimburse Contractor for the value of any such loss or damage; the value *is hereby agreed* between Contractor and Operator as current repair cost or *if unrepairable,* __100__ percent of current new replacement cost of such equipment delivered to the well site.

14.3 **Contractor's Equipment - Environmental Loss or Damage:** Notwithstanding the provisions of Subparagraph 14.1 above, Operator shall assume liability at all times for damage to or destruction of Contractor's equipment caused by exposure to highly corrosive or otherwise destructive elements, including those introduced into the drilling fluid.

14.4 **Operator's Equipment:** Operator shall assume liability at all times for damage to or destruction of Operator's equipment, including, but not limited to, casing, tubing, well head equipment, and platform in applicable regardless of when or how such damage or destruction occurs, and Operator shall release Contractor of any liability for any such loss or damage.

14.5 **The Hole:** In the event the hole should be lost or damaged, Operator shall be solely responsible for such damage to or loss of the hole, including the casing therein. Operator shall release Contractor of any liability for damage to or loss of the hole, and shall protect, defend and indemnify Contractor from and against any and all claims, liability, and expense relating to such damage to or loss of the hole.

14.6 Underground Damage: Operator shall release Contractor of any liability for, and shall protect, defend and indemnify Contractor from and against any and all claims, liability, and expense resulting from operations under this Contract on account of injury to, destruction of, loss or impairment of any property right in or to oil, gas, or other mineral substance or water, if at any time of the act or omission causing injury, destruction, loss, impairment, said substance had not been reduced to physical possession above the surface of the earth, and for any loss or damage to any formation, strata, or reservoir beneath the surface of the earth.

14.7 Inspection of Materials Furnished by Operator: Contractor agrees to visually inspect all materials furnished by Operator before using same and to notify Operator of any apparent defects therein. Contractor shall not be liable for any loss or damage resulting from the use of materials furnished by Operator, and Operator shall release Contractor from, and shall protect, defend and indemnify Contractor from and against any such liability.

14.8 Contractor's Indemnification of Operator: Contractor shall release Operator from any liability for, and shall protect, defend and indemnify Operator, its officers, directors, employees and joint owners from and against all claims, demands, and causes of action of every kind and character, without limit and without regard to the cause or causes thereof or the negligence of any party or parties, arising in connection herewith in favor of Contractor's employees or Contractor's subcontractors or their employees, or Contractor's invites, on account of bodily injury, death or damage to property. Contractor's indemnity under this Paragraph shall be without regard to and without any right to contribution from any insurance maintained by Operator pursuant to Paragraph 13. If it is judicially determined that the monetary limits of insurance required hereunder or of the indemnities voluntarily assumed under Subparagraph 14.8 (which Contractor and Operator hereby agree will be supported either by available liability insurance, under which the insurer has no right of subrogation against the indemnities, or voluntarily self-insured, in part or whole) exceed the maximum limits permitted under applicable law, it is agreed that said insurance requirements or indemnities shall automatically be amended to conform to the maximum monetary limits permitted under such law.

14.9 Operator's Indemnification of Contractor: Operator shall release Contractor from any liability for, and shall protect, defend and indemnify Contractor, its officers, directors, employees and joint owners from and against all claims, demands, and causes of action of every kind and character, without limit and without regard to the cause or causes thereof or the negligence of any party or parties, arising in connection herewith in favor of Operator's employees or Operator's contractors or their employees, or Operator's invites other than those parties identified in Subparagraph 14.8 on account of bodily injury, death, or damage to property. Operator's indemnity under this Paragraph shall be without regard to and without any right to contribution from any insurance maintained by Contractor pursuant to Paragraph 135. If it is judicially determined that the monetary limits of insurance required hereunder or of the indemnities voluntarily assumed under Subparagraph 14.9 (which Contractor and Operator hereby agree will be supported either by available liability insurance, under which the insurer has no right of subrogation against the indemnities, or voluntarily self-insured, in part or whole) exceed the maximum limits permitted under applicable law, it is agreed that said insurance requirements or indemnities shall automatically be amended to conform to the maximum monetary limits permitted under such law.

14.10 Liability for Wild Well: Operator shall be liable for the cost of regaining control of any wild well, as well as for cost of removal of any debris, and shall release Contractor of, and Operator shall protect, defend and indemnify Contractor from and against any liability for such cost.

14.11 Pollution and Contamination: Notwithstanding anything to the contrary contained herein, except the provisions of Paragraphs 10 and 12, it is understood and agreed by and between Contractor and Operator that the responsibility for pollution and contamination shall be as follows:

(a) Unless otherwise provided herein, Contractor shall assume all responsibility for, including control and removal of, and shall protect, defend and indemnify Operator from and against all claims, demands and causes of action of every kind and character arising from pollution or contamination, which originates above the surface of the land or water from spills of fuels, lubricants, motor oils, pipe dope, paints, solvents, ballast, bilge and garbage, except unavoidable pollution from reserve pits, wholly in Contractor's possession and control and directly associated with Contractor's equipment and facilities.

(b) Operator shall assume all responsibility for, including control and removal of, and shall protect, defend and indemnify Contractor from and against all claims, demands, and causes of action of every kind and character arising directly or indirectly from all other pollution or contamination which may occur during the conduct of operations hereunder, including, but not limited to, that which may result from fire, blowout, cratering, seepage or any other uncontrolled flow of oil, gas water or other substance, as well as the use or disposition of all drilling fluids, including, but not limited to, oil emulsion, oil base or chemically treated drilling fluids, contaminate cuttings or cavings, lost circulation and fish recovery materials and fluids. Operator shall release Contractor of any liability for the foregoing.

(c) In the event a third party commits an act or omission which results in pollution or contamination for which either Contractor or Operator, for whom such party is performing work, is held to be legally liable, the responsibility therefore shall be considered, as between Contractor and Operator, to be the same as if the party for whom the work was performed had performed the same and all of the obligations respecting protection, defense, indemnity and limitation of responsibility and liability, as set forth in (a) and (b) above, shall be specifically applied.

14.12 Consequential Damages: Neither party shall be liable to the other for special, indirect or consequential damages resulting from or arising out of this Contract, including, without limitation, loss of profit or business interruptions including loss or delay of production, however same may be caused.

14.13 Indemnity Obligation: Except as otherwise expressly limited herein, it is the intent of parties hereto that all releases, indemnity obligations and/or liabilities assumed by such parties under terms of this Contract, including without limitation, Subparagraphs 14.1 through 14.12 hereof, be without limit and without regard to the cause or causes thereof (including preexisting conditions), strict liability, regulatory or statutory liability, breach of warranty (express or implied), any theory of tort, breach of contract or the negligence of any party **specifically including, but not limited to, indemnified parties** whether such negligence be sole, joint or concurrent, active or passive. The indemnities, and releases and assumptions of liability extended by the parties hereto under the provisions of Paragraph 14 shall inure to the benefit of the parties, their parent, holding and affiliated companies and their respective officers, directors, employees, agents and servants. The terms and provision of Subparagraphs 14.1 through 14.12 shall have no application to claims or causes of action asserted against Operator or Contractor by reason of any agreement of indemnity with a person or entity not a party hereto

15. AUDIT:

If any payment provided for hereunder is made on the basis of Contractor's costs, Operator shall have the right to audit Contractor's books and records relating to such costs. Contractor agrees to maintain such books and records for a period of two (2) years from the date such costs were incurred and to make such books and records available to Operator at any reasonable time or times within the period.

16. NO WAIVER EXCEPT IN WRITING:

It is fully understood and agreed that none of the requirements of this Contract shall be considered as waived by either party unless the same is done in writing, and then only by the persons executing this Contract, or other duly authorized agent or representative of the party.

17. FORCE MAJEURE:

Except for the duty to make payments hereunder when due, and the indemnification provisions under this Contract, neither Operator nor Contractor shall be responsible to the other for any delay, damage or failure caused by or occasioned by a Force Majeure Event. As used in this Contract, "Force Majeure Event" includes: acts of God, action of the elements, warlike action, insurrection, revolution or civil strife, piracy, civil war or hostile action, strikes, differences with workmen, acts of public enemies, federal or state laws, rules and regulations of any governmental authorities having jurisdiction in the premises or of any other group, organization or informal association (whether or not formally recognized as government), inability to procure material, equipment or necessary labor in the open market, acute and unusual labor or material or equipment shortages, or any other causes (except financial) beyond the control of either party. Neither Operator nor Contractor shall be required against its will to adjust any labor or similar disputes except in accordance with applicable law. In the event that either party hereto is rendered unable, wholly or in part, by any of these causes to carry out its obligation under this Contract, it is agreed that such party shall give notice and details of Force Majeure in writing to the other party as promptly as possible after its occurrence. In such cases, the obligations of the party giving the notice shall be suspended during the continuance of any inability so caused except that Operator shall be obligated to pay to Contractor the Force Majeure Rate provided for in Subparagraph 4.7 above.

18. GOVERNING LAW:

This Contract shall be construed, governed, interpreted, enforced and litigated, and the relations between the parties determined in accordance with the laws of **Louisiana**   .

19. INFORMATION CONFIDENTIAL:

Upon written request by Operator, information obtained by Contractor in the conduct of drilling operations on this well, including, but not limited to, depth, formations penetrated, the results of coring, testing, and surveying, shall be considered confidential and shall not be divulged by Contractor or its employees, to any person, firm or corporation other than Operator's designated representatives.

20. SUBCONTRACTS BY OPERATOR:

Operator may employ other contractors to perform any of the operations or services to be provided or performed by it according to Exhibit "A".

21. ATTORNEY'S FEES:

If this Contract is placed in the hands of an attorney for collection of any sums due hereunder, or suit is brought on same, or sums due hereunder are collected through bankruptcy or arbitration proceedings, then the prevailing party **to any such action** shall be entitled to recover reasonable attorney's fees and costs.

22. CLAIMS AND LIENS:

Contractor agrees to pay all valid claims for labor, material, services, and supplies to be furnished by Contractor hereunder, and agrees to allow no lien by such third parties to be fixed upon the lease, the well, or other property of the Operator or the land upon which said well is located.

23. ASSIGNMENT:
Neither party may assign this Contract without the prior written consent of the other, and prompt notice of any such intent to assign shall be given to the other party. In the event of such assignment, the assigning party shall remain liable to the other party as a guarantor of the performance by the assignee of the terms of this Contract. If any assignment is made that materially alters Contractor's financial burden, Contractor's compensation shall be adjusted to give effect to any increase or decrease in Contractor's operating costs.

24. NOTICES AND PLACE OF PAYMENT:
Notices, reports, and other communications required or permitted by this Contract to be given or sent by one party or the other shall be delivered by hand, mailed, or telecopied to the address herein above shown. All sums payable hereunder to Contractor shall be payable at its address herein above shown unless otherwise specified herein.

25. SPECIAL PROVISIONS:

9.1 If Contractor's rig is ready to begin mobilization, but is delayed due to weather, holidays, waiting on trucks, highway permits, etc. or if Contractor is delayed from moving off of Operator's location due to right of ingress, egress or location conditions, then Contractor will be paid the Standby Dayrate for such lost rig time.

25.1 Prior to drilling any directional hole, Operator will provide Contractor with the directional plan. Contractor's drill string will not be used in any wellbore that would expose said drilling string to excessive fatigue stress factors as described in API-RP7G Section 8 (Limitations related to hole deviation). If drilling a horizontal well, Contractor's drill pipe will not be used below the kick off point.

25.2 Daywork rates shall be increased $1000.00 per day during operations utilizing oil base mud or corrosive completion fluids such as KCL over 3% by weight, Calcium Chloride or other salt saturated products. Operator will reimburse Contractor for providing Contractor's personnel with all protective clothing and necessary safety equipment. Operator will also reimburse Contractor for drill crew and rig toolpusher per diem of $30.00 per man per day when said fluids are in use. Operator shall be responsible for steam cleaner rental, disposal of waste and any extra labor, trucking and sufficient rig time at the standby dayrate to clean the rig.

25.3 Due to unstable labor cost, dayrates are subject to change if Contractor must increase wages to stay competitive.

25.4 Operator shall be considered the statutory employer of all employees of Contractor and Contractor's subcontractors and/or agents.

25.5 Five days prior to moving on the first well an escrow account will be funded by Operator in the amount of 44 days of operating dayrate plus the cost of trucking estimated to be $222,000.00 ($130,000.00 + $92,000.00). If dayrate operations reach 17 days on either well, then Operator agrees, on an ongoing basis, to add sufficient monies to the escrow account so that the total of the escrow account for each well always equals the actual dayrate incurred to date, plus the estimated remaining dayrate days plus five days.

26. ACCEPTANCE OF AGREEMENT:

The foregoing Contract is agreed to and accepted by Operator this 26th day of October, 20 06.

Operator DAYBREAK OIL AND GAS, INC.

By Thomas C. Kilbourne

Title Treasurer

The foregoing Contract is accepted by undersigned as Contractor this 25th day of October 20 06 which is the effective date of this agreement, subject to rig availability, and subject to all of its terms and provisions, with the understanding that unless said Contract is thus executed by Operator within 3 days of the above date Contractor shall be in no manner bound by its signature thereto.

Contractor ENERGY DRILLING COMPANY

By [signature]

Title Pat Burns, Jr., General Manager

Revised July, 1998

EXHIBIT "A"

To Daywork Contract dated __October 25_____, 20_06_____.

Operator:__DAYBREAK OIL AND GAS, INC._____Contractor:___ENERGY DRILLING COMPANY_____

Well Name & Number __Tensas Farms et al F #3 and Tensas Farms et al B #1_____

SPECIFICATIONS AND SPECIAL PROVISIONS

1. CASING PROGRAM (See Paragraph 7)

	Hole Size	Casing Size	Weight	Grade	Approximate Setting Depth	Wait on Cement Time
Conductor	PER ____ in.	_____ in.	_____ lbs/ft.	_____	_____ ft,	_____ hrs.
Surface	OPERATOR	_____ in.	_____ lbs/ft.	_____	_____ ft.	_____ hrs.
Protection	SPECS ___ in.	_____ in.	_____ lbs/ft.	_____	_____ ft.	_____ hrs.
	_____ in.	_____ in.	_____ lbs/ft.	_____	_____ ft.	_____ hrs.
Production	_____ in.	_____ in.	_____ lbs/ft.	_____	_____ ft.	_____ hrs.
Liner	_____ in.	_____ in.	_____ lbs/ft.	_____	_____ ft.	_____ hrs.
_____	_____ In.	_____ in.	_____ lbs/ft.	_____	_____ ft.	_____ hrs.

2. MUD CONTROL PROGRAM (See Subparagraph 8.2)

Depth Interval (ft) From	To	Type Mud	Weight (lbs./gal.)	viscosity (Secs)	Water Loss (cc)
__PER OPERATOR SPECIFICATIONS__			_____	_____	_____
_____	_____	_____	_____	_____	_____
_____	_____	_____	_____	_____	_____

Other mud specifications:_____
_____
_____

3. INSURANCE(See Paragraph 13) and Exhibit "A-1"

3.1 Adequate Workers' Compensation Insurance complying with State Laws applicable or Employers' Liability Insurance with limits of _ $ 1 Million_____ covering all of Contractor's employees working under this Contract.

3.2 Commercial (or Comprehensive) General Liability Insurance, including contractual obligations as respects this Contract and proper coverage for all other obligations assumed in this Contract. The limit shall be $__1 Million__ combined single limit per occurrence for Bodily Injury and Property Damage.

3.3 Automobile Public Liability Insurance with limits of $____1 Million___ for the death or injury of each person and $ _1 Million_for each accident; and Automobile Public Liability Property Damage Insurance with limits of $____1 Million___for each accident.

3.4 In the event operations are over water, Contractor shall carry in addition to the Statutory Workers' Compensation Insurance, endorsements covering liability under the Longshoremen's & Harbor Workers' Compensation Act and Maritime liability including maintenance and cure with limits of $__N/A__ for each death or injury to one person and $__N/A____for any one accident.

3.5 Other Insurance_____$5.0 MILLION UMBRELLA_____

4. EQUIPMENT, MATERIALS AND SERVICES TO BE FURNISHED BY CONTRACTOR:

The machinery, equipment, tools, materials, supplies, instruments, services and labor hereinafter listed, including any transportation required for such items, shall be provided at the well location at the expense of Contractor unless otherwise noted by this Contract.

4.1 Drilling Rig:

Complete drilling rig, designated by Contractor as its Rig No. ___7_____, the major items of equipment being:*(See Attached Spec Sheet)*

Drawworks: Make and Model _____

Engines: Make, Model, and H.P. _____

No. On Rig_____

Pumps: No. 1 Make, Size, and Power __Contractor's mud pumps will not be run in excess of the parameters as outlined on Exhibit "C"____

No. 2 Make, Size, and Power __Contractor will supply 6" liners. All other liner sizes will be provided at the expense of Operator_____

Mud Mixing Pump: Make, Size, and Power _____

Boilers: Number, Make H.P. and W.P. _____

Derrick or Mast: Make, Size, and Capacity_____

Substructure: Size and Capacity _____

Rotary Drive: Type _____

Drill Pipe: Size _____ in. _____ ft.; Size _____ in. _____ ft.

Drill Collars: Number and Size _____

Blowout Preventers:_____

Size	Series or Test Pr.	Make & Model	Number
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____

B.O.P. Closing Unit: _____

B.O.P. Accumulator:_____

   4.2 Derrick timbers

   4.3 Normal strings of drill pipe and drill collars specified above

   4.4 Conventional drift indicator.

   4.5 Circulating mud pits.

   4.6 Necessary pipe racks and rigging up material.

   4.7 Normal storage for mud and chemicals.

   4.8 Shale Shaker.

   4.9 _____

   4.10 _____

   4.11 _____

   4.12 _____

   4.13 _____

   4.14 _____

   4.15 _____

   4.16 _____

   4.17

5. EQUIPMENT, MATERIALS AND SERVICES TO BE FURNISHED BY OPERATOR:

The machinery, equipment, tools, materials, supplies, instruments, services and labor hereinafter listed, including any transportation required for such items, shall be provided at the well location at the expense of Operator unless otherwise noted by this Contract.

   5.1 Furnish and maintain adequate roadway and/or canal to location, right-of-way, including rights-of-way for fuel and water lines, river crossings, highway crossings, gates and cattle guards.

   5.2 Stake location, clear and grade location, and provide turnaround, including surfacing when necessary.

   5.3 Test tanks with pipe and fittings.

   5.4 Mud storage tanks with pipe and fittings.

   5.5 Separator with pipe and fittings.

   5.6 Labor to connect and disconnect mud tank, test tank, and separator.

   5.7 Labor to disconnect and clean test tanks and separator.

   5.8 Drilling mud, chemicals, lost circulation materials and other additives.

   5.9 Pipe and connections for oil circulating lines.

   5.10 Labor to lay, bury and recover oil circulating lines.

   5.11 Drilling bits, reamers, reamer cutters, stabilizers and special tools.

   5.12 Contract fishing tool services and tool rental.

   5.13 Wire line core bits or heads, core barrels and wire line core catchers if required.

   5.14 Conventional core bits, core catchers and core barrels.

   5.15 Diamond core barrel with head.

   5.16 Cement and cementing services.

   5.17 Electrical wireline logging services.

   5.18 Directional, caliper, or other special services.

   5.19 Gun or jet perforating services.

   5.20 Explosives and shooting devices.

   5.21 Formation testing, hydraulic fracturing, acidizing and other related services.

   5.22 Equipment for drill stem testing.

   5.23 Mud logging services.

   5.24 Sidewall coring service.

   5.25 Welding service for welding bottom joints of casing, guide shoe, float shoe, float collar and in connection with installing of well head equipment if required.

   5.26 Casing, tubing, liners, screen, float collars, guide and float shoes and associated equipment.

   5.27 Casing scratchers and centralizers.

   5.28 Well head connections and all equipment to be installed in or on well or on the premises for use in connection with testing, completion and operation of well.

   5.29 Special or added storage for mud and chemicals.

   5.30 Casinghead, API series, to conform to that shown for the blowout preventers specified in Subparagraph 4.1 above.

   5.31 Blowout preventer testing pack off.

   5.32 Casing Thread Protectors and Casing Lubricants.

   5.33 H_2S training and equipment as necessary or as required by law.

   5.34 *Sewage and freshwater systems for crew/toolpusher trailers*_____

   5.35 *Hardbanding of Contractor's Drill String*_____

   5.36 _____

   5.37 _____

   5.38 _____

   5.39 _____

   5.40 _____

   5.41 _____

6. EQUIPMENT, MATERIALS AND SERVICES TO BE FURNISHED BY DESIGNATED PARTY:

The machinery, equipment, tools, materials, supplies, instruments, services, and labor listed as the following numbered items, including any transportation required for such items unless otherwise specified, shall be provided at the well location and at the expense of the party hereto as designated by an X mark in the appropriate column.

Item	To Be Provided By and At The Expense Of	
	Operator	**Contractor**
6.1 Cellar and runways	X	
6.2 Fuel (located at ___Rig___)	X	
6.3 Fuel Lines (length _____)		X
6.4 Water at source, including required permits	X	
6.5 Water well, including required permits	X	
6.6 Water lines, including required permits *On Location*		X
6.7 Water storage tanks capacity *See attached Rig Inventory*		X
6.8 Labor to operate water well or water pump *Rig crew Only*		X
6.9 Maintenance of water well, if required	X	
6.10 Water *Transfer Pump on Location*		X
6.11 Fuel for water pump	X	
6.12 Mats for engines and boilers, or motors and mud pumps	X	
6.13 Transportation of Contractor's property:		
Move in	X	
Move out	X	
6.14 Materials for "boxing in" rig and derrick	N/A	
6.15 Special strings of drill pipe and drill collars as follows:		
____*Other Than Rig Inventory*____	X	
6.16 Kelly joints, subs, elevators, tongs and slips for use with special drill pipe	X	
6.17 Drill pipe protectors for Kelly joint and each joint of drill pipe running inside of Surface Casing as required, for use with normal strings of drill pipe *If Required*	X	
6.18 Drill pipe protectors for Kelly joint and drill pipe running inside of Protection Casing	X	
6.19 Rate of penetration recording device *See 6.56 Below*		X
6.20 Extra labor for running and cementing casing (Casing crews)	X	
6.21 Casing tool	X	
6.22 Power casing tongs	X	
6.23 Lay down and pickup machine	X	
6.24 Tubing tools	N/A	
6.25 Power tubing tong	N/A	
6.26 Crew Boats, Number _____	N/A	
6.27 Service Barge	N/A	
6.28 Service Tug Boat	N/A	
6.29 Rat Hole	X	
6.30 Mouse Hole	X	
6.31 Reserve Pits	X	
6.32 Upper Kelly Cock *For Contractor's Drill String*		X
6.33 Lower Kelly Valve *For Contractor's Drill String*		X
6.34 Drill Pipe Safety Valve *For Contractor's Drill String*		X
6.35 Inside Blowout Preventers *For Contractor's Drill String*		X
6.36 Drilling hole for or driving for conductor pipe	X	
6.37 Charges, cost of bonds for public roads	X	
6.38 Cost of all labor and material to clean rig after use of oil-base mud	X	
6.39 Portable Toilet	N/A	
6.40 Trash Receptacle	X	
6.41 Linear Motion Shale Shaker		X
6.42 Shale Shaker Screens	X	
6.43 Mud Cleaner	N/A	
6.44 Mud/Gas Separator		X
6.45 Desander		X
6.46 Desilter		X
6.47 Degasser		X
6.48 Centrifuge	X	
6.49 Rotating Head	X	
6.50 Rotating Head Rubbers	X	
6.51 Hydraulic Adjustable Choke	X	
6.52 Pit Volume Totalizer	X	
6.53 Communications, type *Each Their Own*	X	X
6.54 Forklift, capacity _____	X	
6.55 Corrosion inhibitor for protecting drill string	X	
6.56 *Electronic Pason Drilling Recorder - Basic Service*		X
6.57 _____		
6.58 _____		

7. **OTHER PROVISIONS**

   N/A

Signed by the
Parties as correct:

For Contractor

For Operator _Thomas C. Kilbourne_

INSURANCE

Contractor shall procure at Contractor's expense and maintain with respect to and for the duration of this Contract the insurance described below (except as otherwise indicated) with reliable insurers satisfactory to Operator, and with policy limits not less than those indicated. Contractor shall immediately notify its underwriters and the Operator of, and shall furnish all necessary information concerning, any occurrence which may give rise to a claim under any of the insurance policies described below. Reasonable deductibles are acceptable and shall be for the account of the Contractor. (All reference to protection, privileges, or indemnification of Operator shall extend to and include Operator's non-operating co-owners, partners, joint venturers, and others for whom Operator acts as agent.)

None of such insurance shall be canceled, altered, or amended without 30 days prior written notice having been furnished Operator at his home office. Contractor agrees to have its insurance carrier(s) furnish Operator a certificate(s) verifying insurance coverages in accordance with the below requirements. Such verification must be on certificate forms as furnished by Operator or its representative. The acceptance of a Certificate with less than the required amounts shall not be deemed a waiver of these requirements. Operator agrees to have its insurance carrier(s) furnish Contractor a certificate(s) verifying Operator's insurance coverages.

Each party shall name the other party as additional insured on all insurance policies (except Workers' Compensation) covering exposures for which one party has agreed to indemnify the other party. These policies shall provide primary coverage only for claims in which one party has agreed to Hold Harmless and/or to indemnify the other. No "other insurance" clause may be invoked by any insuror. This coverage shall apply whether or not the indemnification is valid. Each party shall have its insuror waive its right of subrogation against the other party on all insurance carried.

IF OPERATIONS ARE PERFORMED IN TEXAS, BOTH PARTIES AGREE THAT:
IN ORDER TO BE IN COMPLIANCE WITH THE TEXAS ANTI-INDEMNITY ACT REGARDING INDEMNIFICATION MUTUALLY ASSUMED FOR THE OTHER PARTY'S SOLE OR CONCURRENT NEGLIGENCE, EACH PARTY AGREES TO CARRY SUPPORTING INSURANCE IN EQUAL AMOUNTS OF THE TYPES AND IN THE MINIMUM AMOUNTS AS SPECIFIED IN THE INSURANCE REQUIREMENTS HEREUNDER; AND EACH PARTY AGREES THAT THE MAXIMUM AMOUNT OF SUCH SUPPORTING INSURANCE CARRIED IN EQUAL AMOUNTS SHALL BE THE LOWER OF THE MAXIMUM AMOUNT CARRIED BY EITHER PARTY AS LONG AS SUCH AMOUNT IS IN EXCESS OF THE MINIMUM AMOUNT SPECIFIED. IT IS AGREED THAT THE MONETARY LIMITS OF INSURANCE REQUIRED HEREUNDER SHALL AUTOMATICALLY BE AMENDED TO CONFORM TO THE MAXIMUM MONETARY LIMITS PERMITTED UNDER LAW.

IN TEXAS, IF THE CONTRACTOR DOES NOT CARRY INSURANCE IN THE MINIMUM AMOUNTS AS SPECIFIED IN THE INSURANCE REQUIREMENTS IN REGARD TO THE MUTUAL INDEMNITY OBLIGATIONS THEN IT IS AGREED THAT THE CONTRACTOR HAS APPROVED SELF-INSURANCE AS STATED IN THE TEXAS ANTI-INDEMNITY ACT AND THE MUTUAL INDEMNIFICATION AMOUNT SHALL BE THE MAXIMUM AMOUNT CARRIED BY THE OPERATOR

1.1 Workers' Compensation insurance in accordance with the laws of the State, Province or Territory in which the work is performed and Employer's Liability insurance with the minimum limits of $1,000,000.

1.2 Comprehensive (or Commercial) General Liability, including coverage for "Action Over" claims, Products and Completed Operations, and other contractual obligations as respects this contract and proper coverage for all other obligations assumed in this agreement. The minimum limit shall be $1,000,000 combined single limit per occurrence for Bodily Injury and Property Damage. If the policy has an annual aggregate limit the aggregate will be on a "per project" or "per location" basis; o r the Contractor shall carry Excess Liability (or Umbrella) coverage that will "drop down" over each claim if such limit becomes exhausted. The policy shall cover "In Rem" if operations are over water.

1.3 Automobile Liability insurance covering owned, non-owned and hired automotive equipment with minimum limits of $1,000,000 combined single limit for Bodily Injury and Property Damage.

1.4 Wherever necessary for proper coverage, Workers' Compensation & Employer's Liability coverages shall include U.S. Longshoreman and Harbor Workers Act coverage including extension to the outer continental shelf, and Maritime Operations coverage including admiralty benefits, Jones Act coverage, Death on the High Seas Act coverage, Maritime Employer's Liability Including wages, maintenance and transportation, and coverage for Master and Crews.

1.5 If any water-borne vessels are employed by the Contractor in the operations hereunder, Contractor shall carry or require owners of such vessels to carry Protection and Indemnity

Insurance with minimum limits of $1,000,000 and Charterers Legal Liability and Towers Liability in the same limits wherever necessary for proper coverage.

1.6 If any aircraft are used by Contractor in the operations hereunder, Contractor shall carry or require the owners of such aircraft to carry Bodily Injury and Property Damage Liability, including Passenger Liability, of not less than $1,000,000 Single Limit. Such insurance shall cover owned and non-owned aircraft, including rotary wing aircraft.

1.7 Excess (or Umbrella) Liability covering in excess of the preceding liability policies limits to be is carried by Contractor, with minimum limits of $5,000,000.

1.8 Contractor agrees to waive subrogation against Operator (or to obtain such waiver from its insurance carrier if required to do so).

1.9 Contractor agrees to waive subrogation against Operator (or to obtain such waiver from its insurance carrier if required to do so) for any loss to contractor's tools, equipment, machinery and appliances, including in-hole tools and equipment, and any watercraft and aircraft as required by this contract. Contractor agrees to first make claim to his insurance carrier in all instances, including but not limited to, events identified in paragraphs relating to in-hole equipment and environmental damage.

1.10 In the event Contractor or Operator is a self-insurer and said party has consented to the other party being self-insured as to any one of the risks to which coverage is herein required, evidence of such consent must be in writing and approved by a representative of the other party authorized to enter into such consent agreement. In the event the work is performed in Texas or under Texas law and contractor does not purchase Texas Workers' Compensation coverage, Contractor agrees to sight the TWCC-85 (4/91) form establishing an Independent Contractor relationship under the Texas Workers' Compensation Act, and Contractor does agree to reimburse the Operator for any increase in the Operator's Workers' Compensation premium charged by the Operator's insuror due to the fact that Contractor has Rejected the Act.

1.11 Contractor shall require all of its subcontractors to provide such of the foregoing coverages, as well as any other coverages, that the Contractor considers necessary. Such policies shall include the Waiver of Subrogation Clause as set forth above. However, the fact that any subcontractor provides any of the foregoing coverages or any other coverages that contractor considers necessary shall not itself relieve Contractor of its obligations to provide said coverages. To the extent that Contractor does not require or the subcontractor does not obtain such coverage, the Contractor agrees to indemnify and save Operator, any of its affiliates, any officer, agent, employee or representative of the Operator or any of its affiliates, harmless from all claims, demands, losses, expenses and judgments to which said coverages would have applied.

1.12 It is expressly understood that Contractor will maintain a policy of insurance covering the total replacement value of the rig during the period of operation under this contract.

1.13 Operator shall carry or cause to be carried Control of Well Insurance covering the costs of controlling a blowout, the expenses involved in redrilling or restoring the well, certain other related costs and seepage and pollution liability. (These are descriptive terms only and exact coverage can be found only in the policy.) The limit for this insurance shall be commensurate with the terms of the joint operating agreement for the well where the rig is being utilized but not less than $10,000,000.

1.14 Contractor does hereby protect and indemnify and hold harmless, the Operator from any loss Operator may suffer due to Contractor's failure to comply with all of the above insurance requirements, including the obtaining of waivers of subrogation, or due to any insurance coverage being invalidated due to Contractor's failure to comply with the terms, conditions, and warranties of the insurance. Contractor does hereby protect and indemnify and hold harmless, the Operator from any loss Operator may suffer due to Contractor's failure to comply with all of the above insurance requirements due to any insurance coverage being invalidated due to Contractor's failure to comply with the terms, conditions, and warranties of the insurance.

1.15 Operator does hereby protect and indemnify and hold harmless, the Contractor from any loss Contractor may suffer due to Operator's failure to comply with all of the above insurance requirements, including the obtaining of waivers of subrogation, or due to any insurance coverage being invalidated due to Operator's failure to comply with the terms, conditions, and warranties of the insurance. Operator does hereby protect and indemnify and hold harmless, the Contractor from any loss Contractor may suffer due to Operator's failure to comply with all of the above insurance requirements due to any insurance coverage being invalidated due to Operator's failure to comply with the terms, conditions, and warranties of the insurance.

EXHIBIT "B"
(See Subparagraph 8.3)

The following clauses, when required by law, are incorporated in the Agreement by reference as if fully set out:

(1) The Equal Opportunity Clause prescribed in 41 CFR 60-1.4.

(2) The Affirmative Action Clause prescribed in 41 CFR 60-250.4 regarding veterans and veterans of the Vietnam era.

(3) The Affirmative Action Clause for handicapped workers prescribed in 41 CFR 60-741.4.

(4) The Certification of Compliance With Environmental Laws prescribed in 40 CFR 15.20.

EXHIBIT "C"
ENERGY DRILLING COMPANY
MUD PUMP PERFORMANCE DATA

PUMP TYPE	HORSE POWER	STROKES PER MINUTE							
F-1000 Emsco Triplex (6¾" x 10")	1000	120	Liner Size	6½	6	5½	5	4½	4
			PSI	2300	2500	2500	2500	2800	3000
			GPM	466	396	336	276	223	176
Calculated on 90% Efficiency			Gal. per Rev.	3.88	3.30	2.80	2.30	1.86	1.47
F-800 Emsco Triplex (6¾" x 9")	800	120	Liner Size	6½	6	5½	5	4½	4
			PSI	2000	2100	2100	2100	2600	2800
			GPM	419	356	302	247	203	158
Calculated on 90% Efficiency			Gal. per Rev.	3.49	2.97	2.52	2.06	1.69	1.32
F-650 Emsco Triplex (6¾" x 8")	650	120	Liner Size	6½	6	5½	5	4½	4
			PSI	1800	1900	1900	2000	2400	2600
			GPM	373	318	270	221	181	142
Calculated on 90% Efficiency			Gal. per Rev.	3.11	2.65	2.25	1.84	1.51	1.18
F-500 Emsco (6¾" x 7")	500	120	Liner Size	6½	6	5½	5	4½	4
			PSI	1400	1600	1800	1800	2200	2400
			GPM	349	298	252	206	169	132
Calculated on 90% Efficiency			Gal. per Rev.	2.91	2.48	2.10	1.72	1.41	1.10
K-500 A National (7¼" x 5¼")	500	65	Liner Size	7	6½	6	5½	5¼	
			PSI	1100	1300	1500	1800	2000	
			GPM	514	438	367	302	272	
Calculated on 85% Efficiency			Gal. per Rev.	7.90	6.73	5.64	4.65	4.18	

Revised 12/03



ENERGY DRILLING COMPANY ®

DRAWWORKS
Brewster N-46 Rated @ 950 HP
Grooved for 1¼" Drill Line
Parkersburg V-80 Hydromatic Brake

DERRICK
Superior
136' High, Triple Cantilever
600,000# Static Hook Load Capacity

SUBSTRUCTURE
Superior
16' Rotary Beam Clearance
20' High Box on Box Type with 21'7" RKB

POWER SOURCE
2-Caterpillar D-3412-TA Diesel Engines 1240 HP
2-Allison TCA-955 Torque Converters
Two Engine Split Oil Bath Compound
(2) Quincy 325 Air Compressors

PUMPS
1-Emsco F-1000 6¾" x 10" Triplex Powered by CAT D-398
1-Emsco F-1000 6¾" x 10" Triplex Powered by CAT D-398
Low Pressure Mud Mixing System with Two 5" x 6" Centrifugal Pumps w/60 HP Electric Motors

DRILL STRING
Drill Pipe - 4½" Grade E & G-105 16.60, X-Hole with Hardband
Drill Collars - 7" - 7¼" OD 5" H90 with Hardband
Kelly - Drillco 5¼" x 40' Hex
Pipe Spinner - Weatherford
Kelly Spinner - International

PREVENTERS
1-GK Hydrill 13⅝" 1500 Series Annular wp 5000#
1-NL Shaffer 13⅝" Type LWS 5000# Space Saver Double Rams
1-Koomey Type 80 Seven Station 3000 psi with Electric Triplex Pump and 2 Model UGA15-W Air Pumps 50:1 ratio,
    1 Manual Regulator Valve, (12) 10 Gallon Bladder Type Bottles
Choke Manifold-5000 psi 4" x 2" with Two Adjustable Chokes

OTHER EQUIPMENT
Crown Block - Superior (7) 56" Sheaves, 350 Ton
Traveling Block - Emsco (5) 42" Sheaves, 350 Ton Capacity, Web Wilson Hook
Swivel – National P400
Weight Indicator - Martin Decker Type E
Rotary - Oilwell 27½" x 53¼"
Generators - One 320 SR4KW with 3412 CAT and One 315 SR4KW with 3412 CAT
Fuel Tank with Lubester - 10,000 Gallon
Wireline Unit - Mathey Model GC-B2, .092 Line
Mud Tanks - Two Tank System 670 Barrels with Electric Agitators
Shakers - (2) AK Super 500 Fluid System Linear Motion
Desander - SWACO 12" Double Cone with Mission Magnum 5" x 6" Centrifugal Pump w/75 HP Electric Motor
Desilter - Harrisburg (10) 4" cones with Mission Magnum 5" x 6" Centrifugal Pump w/75 HP Electric Motor
Degasser – Drilco
Pilot Automatic Driller
Mud/Gas Separator
500 Barrel Drill Water Tank

Revised 3/05

413 Liberty Road
Natchez, MS 39120

P. O. Box 905
Natchez, MS 39121

Phone (601) 446-5259
Fax (601) 446-8607